Exhibit 2.1

EXECUTION VERSION

MERGER AGREEMENT

by and among

GORES MALIBU HOLDINGS (LUXEMBOURG) S.À R.L.

and

EUCO B.V.,

as the Buyers

and

LIZ CLAIBORNE, INC.

and

LIZ CLAIBORNE FOREIGN HOLDINGS, INC.,

as the Sellers

Dated as of September 1, 2011

i

(Continued)

(Continued)

(Continued)

(Continued)

Exhibits

Exhibit A	Sample Working Capital
Exhibit B	Form of Transition Services Agreement
Exhibit C-I	Form of Shareholders Agreement
Exhibit C-II	Form of Merger Proposal
Exhibit C-III	Form of Explanatory Notes
Exhibit C-IV	Form of Merger Deed
Exhibit D	Pre-Closing Restructuring
Exhibit E-I	LCIA Contribution Agreement
Exhibit E-II	LCIA Distribution Agreement
Exhibit E-III	NewCo Contribution Agreement
Exhibit F	Parent Bridge Financing Term Sheet

Disclosure Letters

Sellers Disclosure Letter

Parent Disclosure Letter

v

INDEX OF DEFINED TERMS

Term	Section
ABL Agent	7.16(a)
ABL Credit Agreement	1.1(a)
ABL European Obligations	7.16(a)
Accounting Firm	2.4(c)
Accounting Rules	1.1(b)
Acquired Companies	1.1(c)
Acquired Companies Organizational Documents	4.1
Acquired Companies Permits	4.18(a)
Affiliate	1.1(d)
Agreement	Preamble
Ancillary Agreements	1.1(e)
Applicable Exchange	1.1(f)
Asset Purchase Agreement	1.1(g)
Asset Purchase Ancillary Agreements	1.1(h)
Business Day	1.1(i)
Buyer Assets	5.6
Buyer Indemnitees	7.3(b)
Buyer Welfare Plans	8.2
Buyers	Preamble
CanCo	1.1(j)
Cap	7.3(c)(i)
Capital Stock	1.1(k)
Cash and Cash Equivalents	1.1(l)
Chosen Courts	11.5
Claim	11.2
Claiming Party	7.7(a)
Closing	3.1
Closing Date	3.1
Closing Indebtedness	1.1(m)
Closing Net Indebtedness	2.4(a)
Closing Net Working Capital	2.4(a)
Closing Net Working Capital Adjustment Amount	2.4(a)
Closing Statement	2.4(a)
Code	1.1(n)
Company	Preamble
Company Guarantees	7.17(a)
Competition Law	1.1(o)
Confidentiality Agreement	6.5(c)
Consent	7.2(a)
Consulting Firm	7.1(b)
Contest	7.4(d)
Contract	1.1(p)
control	1.1(d)

vi

INDEX OF DEFINED TERMS
(Continued)

Term	Section
Copyrights	1.1(q)
Current Assets	1.1(r)
Current Liabilities	1.1(s)
Damages	7.3(a)
Debt Financing	5.7
Deductible	7.3(c)(i)
Deed of Amendment	2.1(a)
Delayed Asset	7.2(a)
DGCL	1.1(t)
Disclosed Conditions	5.7
Dispute Resolution Date	7.1(b)
Dutch Civil Code	2.1(a)
Dutch Trade Register	2.1(a)
Employee Indemnified Parties	7.5(a)
Enforceability Exceptions	1.1(u)
Environmental Law	4.15
Equity Commitment Letter	5.7
Equity Financing	5.7
Estimated Net Indebtedness	2.3(b)
Estimated Net Working Capital	2.3(b)
Estimated Net Working Capital Adjustment Amount	2.3(b)
EuCo	Preamble
European Sublimit	1.1(v)
European Termination Letter	7.16(a)
Excess Amount	7.7(a)
Excess Closing Indebtedness	1.1(y)
Exchange Act	4.5(a)
Exchange Rate	1.1(z)
Expenses	6.10
Explanatory Notes	2.1(a)
Final Adjustment Calculation	2.4(f)
Financing	5.7
First Party	7.7(a)
Fiscal Month End Date	1.1(y)
Fundamental Representations	1.1(x)
Funded Indebtedness	1.1(bb)
GAAP	4.8(a)
Governmental Authority	1.1(y)
Governmental Authorizations	4.5
Group Legal Action	1.1(z)
Guarantee	5.11
Guarantor	5.11
Hazardous Substances	1.1(aa)

INDEX OF DEFINED TERMS
(Continued)

Term	Section
Hedge Contract	1.1(bb)
Indebtedness	1.1(cc)
Indemnified Party	7.3(d)
Indemnifying Party	7.3(d)
Indemnity Payment	7.3(c)(iii)
Initial Adjustment Calculation	2.3(b)
Initial Adjustment Payment	2.3(c)
Initiating Party	7.1(a)
Insurance Policies	1.1(dd)
Insurance Proceeds	1.1(ee)
Intellectual Property	1.1(ff)
Investor Rights Agreement	1.1(gg)
IT Systems	4.16(i)
Key Customers	4.21
Key Suppliers	4.20
Knowledge	1.1(hh)
Last Balance Sheet	4.8(a)
Last Balance Sheet Date	4.8(a)
Law	1.1(ii)
LCIA	Recitals
LCIA Contribution Agreement	1.1(jj)
LCIA Distribution Agreement	1.1(kk)
LCCI	1.1(ll)
Legal Action	1.1(mm)
Lenders	5.7
LF BV	Recitals
Liabilities	1.1(nn)
Licensed Intellectual Property	1.1(oo)
Licensed Shared Software	6.4(b)(ii)
Liens	1.1(pp)
Liz Business	1.1(qq)
Liz Foreign	Preamble
Liz Legal Action	1.1(rr)
Liz Service Provider	1.1(ss)
Liz Trademarks	7.8(a)
Material Adverse Effect	1.1(tt)
Material Contracts	4.12(a)
Material Software	4.16(g)
Merger	Recitals
Merger Deed	2.1(a)
Merger Documents	2.1(a)
Merger Proposal	2.1(a)
Mexx Business	1.1(uu)

INDEX OF DEFINED TERMS
(Continued)

Term	Section
Mexx Canada Business	1.1(vv)
Mexx Europe Assets	6.3(a)(i)(A)
Mexx Europe Benefit Plans	4.13(b)
Mexx Europe Business	1.1(ww)
Mexx Europe Employees	1.1(xx)
Mexx Europe Financial Statements	4.8(a)
Mexx Europe Holdings	1.1(yy)
Mexx Europe Insurance Policies	4.24
Mexx Europe Legal Action	1.1(zz)
Mexx Europe Liabilities,	6.3(a)(i)(A)
Mexx Europe Service Provider	4.13(b)
Mexx Europe Shares	1.1(aaa)
Mexx Trademarks	7.8(a)
Misallocated Asset/Liability	7.1(a)
Net Indebtedness	1.1(bbb)
Net Working Capital	1.1(ccc)
Net Working Capital Adjustment Amount	2.3(b)
NewCo	Recitals
NewCo Contribution Agreement	1.1(ddd)
NewCo Shares	Recitals
Notarial Minutes	2.1(b)
Objections Statement	2.4(b)
Off-the-Shelf Software Licenses	1.1(eee)
Order	1.1(fff)
Other Party	7.1(a)
Owned Intellectual Property	1.1(ggg)
Owned Real Property	4.17(c)
Parent	Preamble
Parent Contracts	5.6
Parent Designees	6.5(d)
Parent Disclosure Letter	V
Parent Material Adverse Effect	1.1(hhh)
Parties	Preamble
Party	Preamble
Performance Assurance Instruments	7.17(a)
Permits	4.18(a)
Permitted Lien	1.1(iii)
Person	1.1(jjj)
Policy Holder	7.7(a)
Post-Closing Adjustment Calculation	2.4(a)
Post-Closing Collection Amounts	7.9(b)
Pre-Closing Restructuring	6.3(b)
Pre-Closing Services	7.12(a)

INDEX OF DEFINED TERMS
(Continued)

Term	Section
Pre-Closing Statement	2.3(b)
Pre-Separation Occurrence Based Insurance Claims	7.7(a)
Proprietary Shared Software	6.4(b)(i)
Proposal	6.17
Real Property	4.17(a)
Real Property Leases	4.17(b)
Representatives	1.1(kkk)
Retained Assets	6.3(a)(i)(B)
Retained Liabilities	6.3(a)(i)(B)
Rights	1.1(lll)
SEC	4.5(a)
Securities Act	1.1(mmm)
Seller Group	1.1(nnn)
Seller Indemnitees	7.3(a)
Seller Representative	11.2(a)
Sellers	Preamble
Sellers Counsel	7.14
Sellers Disclosure Letter	IV
Shared Contracts	1.1(ooo)
Shared Software	6.4(b)
Shortfall Amount	7.7(a)
Software	1.1(ppp)
Specified Material Contracts	1.1(uuu)
Specified Representations	7.3(f)
Sponsor	5.7
Straddle Period	7.4(a)(i)
Subsidiary	1.1(qqq)
Supervisory Board	3.2(e)
Surviving Company	Recitals
Tail D&O	7.5(b)
Target Net Working Capital	1.1(rrr)
Tax Returns	1.1(sss)
Taxes	1.1(ttt)
Termination Date	10.2(a)
Third-Party Claim	7.3(d)
Third-Party Proceeds	7.3(c)(iii)
Trademarks	1.1(uuu)
Transactions	Recitals
Transferred Employee	8.1
Transition Services Agreement	1.1(vvv)
Underage Net Indebtedness	1.1(dddd)
Undetermined Legal Action	1.1(www)
Unwinding Actions	6.13

INDEX OF DEFINED TERMS
(Continued)

Term	Section
VAT	1.1(xxx)
VDR	11.1(h)

MERGER AGREEMENT

MERGER AGREEMENT (this “Agreement”), dated as of September 1, 2011, by and among Gores Malibu Holdings (Luxembourg) S.à r.l., a Luxembourg limited liability company (“Parent”), EuCo B.V., a Dutch limited liability company and a wholly-owned Subsidiary of Parent (“EuCo” and, together with Parent, the “Buyers”), Liz Claiborne, Inc., a Delaware corporation (the “Company”), and Liz Claiborne Foreign Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary of the Company (“Liz Foreign” and, together with the Company, the “Sellers” and, the Sellers, together with the Buyers, the “Parties,” and each individually, a “Party”).

RECITALS

WHEREAS, the Sellers, directly and indirectly through the Acquired Companies,  are engaged in, among other things, the Mexx Europe Business;

WHEREAS, the boards of directors of each of the Sellers have approved this Agreement pursuant to which at the Closing, EuCo shall merge (the “Merger”) with and into NewCo, B.V., a Dutch limited liability company (“NewCo”) to be formed by LCI Acquisition U.S., Inc., a Delaware corporation (“LCIA”) prior to the Closing and a wholly-owned Subsidiary of Liz Foreign B.V., a Dutch limited liability company (“LF BV”) to be formed by Liz Foreign after the date hereof as a wholly-owned Subsidiary of Liz Foreign, with NewCo surviving the Merger as the surviving company (the “Surviving Company”) and as a result which, Parent shall hold 81.25% of the shares of Capital Stock of NewCo (the “NewCo Shares”) and LF BV shall hold 18.75% of the NewCo Shares, in each case, issued and outstanding immediately following the Closing and such percentage determined after giving effect to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Sellers to enter into this Agreement, the Guarantor is entering into a Guarantee in favor of the Sellers with respect to the Buyers’ obligations under this Agreement; and

WHEREAS, the Works Council or other employee representative body of the Acquired Companies have issued a positive unconditional written advice with respect to the transactions contemplated by this Agreement to be consummated at the Closing (the “Transactions”) and the financing and collateral to be provided in connection therewith.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1                           Definitions.  For purposes of this Agreement:

(a)                               “ABL Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of May 6, 2010, among the Company, Mexx Europe B.V., Juicy Couture Limited and Liz Claiborne Canada Inc., as borrowers, the guarantors party thereto, the lender party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and US Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent and Canadian Collateral Agent and J.P. Morgan Europe Limited, as European Administrative Agent and European Collateral Agent, as modified by a First Amendment and Consent dated as of March 25, 2011, and Second Amendment dated as of May 19, 2011 and as the same may be further amended, amended and restated, supplemented and otherwise modified from time to time.

(b)                              “Accounting Rules” means, collectively, the accounting principles, methods and practices used in preparing the Mexx Europe Financial Statements described in Section 4.8 applied on a consistent basis and in accordance with GAAP; provided, that to the extent the Mexx Europe Financial Statements were not in accordance with GAAP, then GAAP shall apply.

(c)                               “Acquired Companies” means, as applicable (i) as of the date hereof, Mexx Europe Holdings and each of its Subsidiaries, (ii) immediately prior to the Closing, NewCo, Mexx Europe Holdings and each of their respective Subsidiaries, and (iii) from and after the Closing, the Surviving Company and each of its Subsidiaries (other than CanCo and its Subsidiaries), with a true and correct list of the Acquired Companies referenced in clause (iii) hereof set forth in Section 1.1(c) of the Seller Disclosure Letter, which may be updated by the Sellers prior to the Closing to reflect actions taken in accordance with this Agreement, including Section 6.3.

(d)                              “Advisor Expenses” means any out-of-pocket fees that are payable by the Acquired Companies as of immediately prior to the Closing, to the extent incurred in connection with the execution and performance of this Agreement, to any Person that both has provided services to such Acquired Company prior to Closing in connection with the execution and performance of this Agreement and is not an Affiliate of such Acquired Company as of immediately prior to Closing, including attorney fees, financial advisor fees and accountant fees; provided, that Advisor Expenses shall not include any amount included in the calculation of Current Liabilities or Closing Indebtedness.

(e)                               “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that neither any Person that owns Capital Stock of the Company nor any Affiliate of such Person shall be deemed to be an Affiliate of the Company by virtue of such Person’s ownership of Capital Stock of the Company.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any

Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(f)                                  “Ancillary Agreements” means: (i) the Transition Services Agreement and (ii) the Investor Rights Agreement.

(g)                               “Applicable Exchange” means the New York Stock Exchange.

(h)                               “Asset Purchase Agreement” means the Asset Purchase Agreement, dated as of the date hereof, by and among Parent, CanCo, the Company and Liz Claiborne Canada Inc., a Canadian federal corporation and a wholly-owned Subsidiary of the Company.

(i)                                   “Asset Purchase Ancillary Agreements” means the “Ancillary Agreements” as defined in the Asset Purchase Agreement.

(j)                                  “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in (i) New York, New York, (ii) Amsterdam, the Netherlands, or (iii) Toronto, Canada are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

(k)                              “CanCo” means 3256890 Nova Scotia Limited, a Nova Scotia company and an indirect wholly-owned Subsidiary of Parent.

(l)                                   “Capital Stock” means:  (i) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (ii) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (iii) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

(m)                           “Cash and Cash Equivalents” means the aggregate amount of cash, cash equivalents and marketable securities of the Acquired Companies, in each case, as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions, but after giving effect to the Pre-Closing Restructuring), determined in accordance with the Accounting Rules.

(n)                               “Closing Indebtedness” means the aggregate amount of consolidated Funded Indebtedness of the Acquired Companies outstanding as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions), determined in accordance with the Accounting Rules.

(o)                              “Closing Indebtedness Cap” means an amount in Euros (EUR €) equal to US $40,000,000 at the Exchange Rate calculated for the Closing Date.

(p)                              “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(q)                              “Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition, including any foreign investment Laws.

(r)                                 “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(s)                                “Copyrights” means all United States and foreign copyrights (whether registered or unregistered) including copyright applications and registrations and all other works of authorship, including patterns, designs, websites (including content) and Software and any copyrights in design libraries, samples, sketches, fit blocks and graphic design files.

(t)                                  “Current Assets” means, without duplication, the consolidated current assets of the Acquired Companies in each case, as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions, but after giving effect to the Pre-Closing Restructuring), which current assets shall include only the current assets of the type covered by the line items set forth on Exhibit A under the heading “Net Working Capital” and no other assets, and calculated on a basis consistent with the Last Balance Sheet; provided, that in no event shall “Current Assets” include (i) any amount with respect to Cash and Cash Equivalents, or (ii) any Tax assets.

(u)                               “Current Liabilities” means, without duplication, the consolidated current liabilities of the Acquired Companies in each case, as of the close of business on the Fiscal Month End Date immediately prior to the Closing Date (without giving effect to the Transactions, but after giving effect to the Pre-Closing Restructuring), which current liabilities shall include only current liabilities of the type covered by the line items set forth on Exhibit A under the heading “Net Working Capital” and no other liabilities, and calculated on a basis consistent with the Last Balance Sheet; provided, that in no event shall “Current Liabilities” include (i) any amount with respect to Closing Indebtedness or (ii) any Tax Liabilities.

(v)                               “DGCL” means the General Corporation Law of the State of Delaware.

(w)                           “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(x)                               “European Sublimit” means the “European Sublimit” as defined in the ABL Credit Agreement.

(y)                               “Excess Closing Indebtedness” means the absolute value of the amount if any by which Closing Indebtedness exceeds the Closing Indebtedness Cap.

(z)                                “Exchange Rate” means the mid-point rate from the Reuters screen quote on the last Business Day preceding the date for which such rate is to be calculated.

(aa)                        “Fiscal Month End Date” means, as applicable, any of October 29, 2011, December 3, 2011, December 31, 2011, January 28, 2012, March 3, 2012, March 31, 2012 or April 28, 2012.

(bb)                      “Fundamental Representations” means the representations and warranties of Sellers set forth in Sections 4.3 (Corporate Authorization), 4.7 (Capitalization of the Acquired Companies), 4.23 (Brokers), 5.2 (Corporate Authorization) and 5.10 (Brokers).

(cc)                        “Funded Indebtedness” means, with respect to any Person, without duplication, any Indebtedness of such Person, subject to any qualifications in the definition of “Indebtedness” as to whether certain categories of Indebtedness should constitute “Funded Indebtedness.”

(dd)                      “Governmental Authority” means: (i) any federal, state, provincial, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any other body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, (ii) any self-regulatory organization or (iii) any subdivision of any of the foregoing.

(ee)                        “Group Legal Action” means any current or future Legal Action that both (i) does not relate primarily to the Liz Business nor primarily to the Mexx Europe Business and (ii) includes any member of the Seller Group or an Acquired Company as a defendant or a party against whom any such claim or investigation is directed, but excluding any Undetermined Legal Action, Mexx Europe Legal Action or Liz Legal Action.

(ff)                              “Hazardous Substances” means:  (i) any substance that is listed, classified or regulated under any Environmental Law, or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

(gg)                        “Hedge Contract” means any currency swaps, currency forwards, currency options, rate swap transactions, basis swaps, interest rate options, cap transactions, floor transactions, collar transactions, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, entered into by any member of the Seller Group (to the extent related to the Mexx Europe Business) or the Acquired Companies in connection with and for purposes of the hedging and management of currency exchange rate risk relating to the Mexx Europe Business

(hh)                        “Indebtedness” means, with respect to any Person, without duplication: (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money; (ii) evidenced by a note, debenture or similar instrument; (iii) for a purchase money obligation or similar obligation given in connection with the acquisition of any property or assets, including securities, in each case, except trade accounts payable arising in the ordinary course of business; (iv) for the deferred purchase price of property or services (including any earnouts or holdbacks, other than holdbacks due in the ordinary course of business to real estate contractors), except trade accounts payable arising in the ordinary course of business; (v) under any lease or similar arrangement that is, or would be required in accordance with GAAP to be, accounted for by the lessee as a capital lease; or (vi) for net cash obligations under any Hedge Contract that will be payable upon termination thereof (assuming they were terminated on the date of determination); (b) (1) all obligations of such Person for the reimbursement of any obligor or otherwise on any letter of credit, banker’s acceptance or similar credit transaction and (2) all obligations of such Person under any performance bonds, surety bonds or similar instruments; provided, that the obligations in the foregoing clauses (b)(1) and (b)(2) shall only constitute Funded Indebtedness hereunder to the extent such obligations are drawn, are in default, a demand for payment thereunder has been made or are otherwise due and payable; (c) the underfunded portion of any pension plans in respect of which such Person may be liable or is required to make contributions; and (d) any guarantee by that Person of any such liability or obligation of others described in any of the preceding clauses (a) through (c); provided, that any such guaranty shall only constitute Funded Indebtedness hereunder to the extent any obligations subject to any such guaranty are in default, a demand for payment under such guaranty has been made, or any amount payable thereunder is due and payable.

(ii)                                “Insurance Policies” means any insurance policies and insurance agreements or arrangements of any kind (other than life and benefits policies, agreements or arrangements), including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, business interruption, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance company arrangements, together with the rights, benefits and privileges thereunder.

(jj)                              “Insurance Proceeds” means those monies (i) received by an insured from an unaffiliated third-party insurer, or (ii) paid by such third-party insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively rated premium, deductible, self-insured retentions, costs of collection or cost of reserve paid or held by or for the benefit of such insured.

(kk)                      “Intellectual Property” means: (i) any United States or foreign patent, patent application or statutory invention registration; (ii) Trademarks; (iii) Copyrights; (iv) industrial designs; (v) trade secrets, including confidential and proprietary information and know-how not otherwise listed in (i)-(iv), including all inventions (whether or not patentable), moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer and supplier lists and methods (whether or not patentable); and (vi) any goodwill associated with any of the foregoing.

(ll)                                “Investor Rights Agreement” means, collectively,  (i) a shareholders agreement to be entered into between NewCo, Parent and LF BV, in form and substance set forth on Exhibit C-I hereto, and (ii) the Deed of Amendment, which Deed of Amendment shall have terms consistent with such shareholders agreement.

(mm)                “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 1.1(ii) of the Parent Disclosure Letter or the Sellers Disclosure Letter, respectively.

(nn)                        “Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority or Order.

(oo)                      “LCIA Contribution Agreement” means a contribution and assumption agreement to be entered into between LCIA and the applicable members of the Seller Group, in form and substance set forth on Exhibit E-I hereto.

(pp)                      “LCIA Distribution Agreement” means a distribution and assumption agreement to be entered into between LCIA and the applicable members of the Seller Group, in form and substance set forth on Exhibit E-II hereto.

(qq)                      “LCCI” means Liz Claiborne Canada Inc., a Canadian federal corporation and a wholly-owned Subsidiary of the Company.

(rr)                            “Legal Action” means any action, arbitration, litigation, suit or other civil or criminal proceeding.

(ss)                          “Liabilities” means any liabilities or obligations of any kind, whether accrued, contingent, known or unknown, absolute, inchoate or otherwise.

(tt)                              “Licensed Intellectual Property” means any Intellectual Property related to the Mexx Europe Business that is owned by a third party and licensed or sublicensed to an Acquired Company, other than Off-the-Shelf Software Licenses.

(uu)                        “Liens” means any mortgages, liens, pledges, security interests, claims, retention of title, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(vv)                        “Liz Business” means the business of the Company and its Subsidiaries relating to the design, retail and marketing of women’s, men’s and children’s apparel, accessories and fragrance products internationally, but excluding the Mexx Business.

(ww)                “Liz Indebtedness” means the portion of Closing Indebtedness payable to the members of the Seller Group or their respective Affiliates (other than to any Acquired Company or its Subsidiaries).

(xx)                        “Liz Service Provider” means any current or former director, officer, employee or consultant who performs or has performed services for the Liz Business.

(yy)                        “Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events circumstances, developments, changes and effects, would, or would reasonably be expected to, have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial condition of the Mexx Business; provided, that the term “Material Adverse Effect” shall not include any such effect relating to or arising from: (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof, whether resulting from any default or ratings downgrade of the indebtedness of any Governmental Authority or otherwise), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes affecting the fashion industry in general or seasonal fluctuations in the Mexx Business, (vi) any change in the market price or trading volume of any securities or indebtedness of a Seller or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for a Seller or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of a Seller to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to a Seller or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (provided that the underlying cause of any of the foregoing shall be taken into account in determining whether a Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether pursuant to the declaration of an emergency or war or otherwise, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) the general public awareness of the Sellers’ intention or desire to enter into this Agreement, the Asset Purchase Agreement or one or more similar agreements or the process leading to the execution or announcement of this Agreement or the Asset Purchase Agreement (including the provision of copies of, or access to, any confidential information in connection with Parent’s evaluation of the Transactions), (x) the execution, announcement, performance or existence of this Agreement, the Ancillary Agreements, the Asset Purchase Agreement, the Asset Purchase Ancillary Agreements, the identity of Parent, or any of its Affiliates, Representatives or financing sources, the taking or not taking of any action to the extent specifically required to be taken or not taken by this Agreement, the Ancillary Agreements, the Asset Purchase Agreement or the Asset Purchase Ancillary Agreements, or the pendency or contemplated consummation of the transactions contemplated hereby and thereby, including any actual or potential loss, impairment or amendment after the date hereof of any Contract or any customer, supplier, investor, landlord, partner, employee or other business relation due to any of the foregoing in this subclause (x);

(xi) compliance by a Seller and its Subsidiaries with the terms of this Agreement, the Ancillary Agreements, the Asset Purchase Agreement or the Asset Purchase Ancillary Agreements, as applicable, in each case with respect to actions specifically required to be taken or not taken, (xii) any actions taken, or not taken, with the consent, waiver or at the request of any Buyer or any action taken to the extent permitted by this Agreement, the Ancillary Agreements, the Asset Purchase Agreement or the Asset Purchase Ancillary Agreements, as applicable; or (xiii) any effect that is cured by a Seller prior to the earlier of (A) the Termination of this Agreement, or (B) within 20 Business Days’ after the Company’s receipt of written notice of any such event, circumstance, development, change or effect from Parent (on behalf of the Buyers).

(zz)      “Mexx Business” means collectively, the Mexx Canada Business and the Mexx Europe Business.

(aaa)    “Mexx Canada Business” means the specialty retail, outlet, wholesale apparel, wholesale non-apparel (including accessories, jewelry and handbags), e-commerce and licensing operations that are operated by and through Liz Claiborne Canada Inc., a Canadian federal corporation and a wholly-owned Subsidiary of the Company, and its Affiliates in Canada under the Mexx brand.

(bbb)    “Mexx Europe Business” means the specialty retail, outlet, wholesale apparel, wholesale non-apparel (including accessories, jewelry and handbags), e-commerce and licensing operations that are operated by and through the Acquired Companies in Europe and Asia under the Mexx brand.

(ccc)    “Mexx Europe Employees” means those unionized and non-unionized employees of the Acquired Companies, including without limitation part-time employees and those who are absent from employment as of the Closing Date due to illness, injury, military service or mobilization or other authorized absence, including disability, pregnancy, parental leave, leave of absence or laid-off employees.

(ddd)    “Mexx Europe Holdings” means Mexx Europe Holdings B.V., a Dutch limited liability company and, as of the date hereof, a wholly-owned Subsidiary of LCIA.

(eee)    “Mexx Europe Legal Action” means any current or future Legal Action relating primarily to the Mexx Europe Business and in which any member of the Seller Group or Acquired Company is a defendant or a party against whom such claim or investigation is directed, but excluding any Undetermined Legal Action.

(fff)       “Mexx Europe Shares” means the shares of Capital Stock of Mexx Europe Holdings.

(ggg)    “Net Indebtedness” means the amount (which may be positive or negative) equal to Cash and Cash Equivalents minus Excess Closing Indebtedness (if any) plus Underage Closing Indebtedness (if any), in each case, without giving effect to the Transactions, but after giving effect to the Pre-Closing Restructuring.  Notwithstanding anything to the contrary contained herein, in no event shall “Net Indebtedness” include (i) any amount with respect to Current Assets or Current Liabilities, or (ii) any amount owing to or from LCCI or CanCo, on the one hand, and to or from any Acquired Company, on the other hand.

(hhh)    “Net Working Capital” means the amount (which may be positive or negative) equal to Current Assets minus Current Liabilities, in each case, without giving effect to the Transactions, but after giving effect to the Pre-Closing Restructuring, and as determined in accordance with the Accounting Rules.  Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include (i) any amount with respect to Cash and Cash Equivalents or Closing Indebtedness, or (ii) any amount owing to or from LCCI or CanCo, on the one hand, and to or from any Acquired Company, on the other hand.

(iii)       “NewCo Contribution Agreement” means a contribution and subscription agreement to be entered into between LCIA and NewCo, in form and substance set forth on Exhibit E-III hereto.

(jjj)       “Off-the-Shelf Software Licenses” means Contracts that grant rights to use generally commercially available Software on non-exclusive and non-negotiated terms not to exceed €10,000.

(kkk)    “Order” means any order, decision, judgment, writ, injunction, decree, award or other determination of any Governmental Authority.

(lll)       “Owned Intellectual Property” means any Intellectual Property related to the Mexx Europe Business that is owned, or purported to be owned, by any Acquired Company, as the case may be.

(mmm)    “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent, materially impair or materially delay the consummation of the Transactions by the Buyers.

(nnn)    “Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith, (ii) non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the particular Owned Real Property or to the particular premises subject to any of the Real Property Leases, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which do not materially impair the use or enjoyment of the property that would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iii) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations and statutory exceptions to title, (iv) Liens disclosed on existing title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (v) mechanics’, construction builders’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (vi) in the case of leased, subleased or licensed real property, any Lien, whether registered or unregistered, to which the fee or any other interest in the leased, subleased or licensed premises is subject, any Lien or other right in favor of the applicable landlord, sublandlord, licensor or any other Person set out in the related lease, sublease or license, and any subleases, licenses or other occupancy contracts relating to any subject lease and leased premises, and (vii) Liens under ABL Credit Agreement that will be discharged immediately following the Closing upon the satisfaction of the ABL European Obligations.

(ooo)    “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including any Governmental Authority.

(ppp)    “Representatives” means, when used with respect to the Buyers or the Sellers, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of the Buyers or the Sellers, as applicable, and their respective Subsidiaries.

(qqq)    “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(rrr)      “Securities Act” means the U.S. Securities Act of 1933.

(sss)     “Seller Group” means, collectively, (i) the Sellers and (ii) the Subsidiaries of the Sellers (other than the Acquired Companies, but including, for the avoidance of doubt, LCIA and LF BV once formed by Liz Foreign).

(ttt)       “Shared Contracts” means any Contracts of the members of the Seller Group that are not Mexx Europe Assets and pursuant to which the Mexx Europe Business receive goods or services, including the Contracts set forth in Section 1.1(ttt) of the Sellers Disclosure Letter.

(uuu)    “Software” means computer software programs including source code and object code.

(vvv)    “Store Closure Plan” means the document set forth in Section 1.1(www) of the Sellers Disclosure Letter.

(www) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person (or, in the case of a partnership, limited liability company or other similar entity, control of the general partnership, managing member or similar interests).

(xxx)    “Target Net Working Capital” means an amount in Euros (EUR €) equal to US$88,574,359 at the Exchange Rate calculated for the Closing Date.

(yyy)    “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, notices, filings, estimates, information reports or returns or statements supplied or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(zzz)     “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, assessments, reassessments and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (A) taxes imposed on, or measured by, income, franchise, profits, earnings or gross receipts and (B) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, health, withholding or estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any liability for amounts described in clause (i) above (A) as a result of being a transferee or successor or member of a related, non-arm’s-length, affiliated or combined group, or (B) by contract, Law or otherwise.

(aaaa)   “Trademarks” means any United States or foreign trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source or business identifiers (whether registered or unregistered), together with the goodwill associated with any of the foregoing and all registrations, applications for registration, renewals and extensions of any of the foregoing.

(bbbb)  “Transition Services Agreement” means a transition services agreement to be entered into at the Closing between the Sellers and NewCo, in form and substance set forth on Exhibit B hereto.

(cccc)   “Undetermined Legal Action” means any current or future Legal Action with respect to which it is unclear, based on then known information, whether such Legal Action constitutes a Mexx Europe Legal Action, a Liz Legal Action or a Group Legal Action.

(dddd)  “Underage Net Indebtedness” means the absolute value of the amount (if any) by which the Closing Indebtedness Cap exceeds Closing Indebtedness.

(eeee)   “VAT” means (a) within the European Union, any tax imposed by any Member State in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC); and (b) outside the European Union, any tax corresponding to, or substantially similar to, the common system of value added tax referred to in (a) of this definition.

ARTICLE II
THE MERGER

Section 2.1       Pre-Merger Steps.

(a)        Prior to the Closing, Parent and LF BV shall jointly prepare, and Liz Foreign shall cause LF BV to jointly prepare with Parent, in each case in compliance with the requirements of applicable Law: (i) a deed of amendment to the articles of association of NewCo (the “Deed of Amendment”); (ii) a proposal setting forth the terms and provisions of the Merger, which shall include the exchange ratio of the shares of Capital Stock of EuCo that will be exchanged in the Merger for NewCo Shares in accordance with the terms of this Agreement, in form and substance set forth on Exhibit C-II hereto (the “Merger Proposal”); (iii) explanatory notes describing the reasons for the Merger, in form and substance set forth on Exhibit C-III hereto (the “Explanatory Notes”); and (iv) a deed of merger, in form and substance set forth on Exhibit C-IV hereto (the “Merger Deed”), and thereupon Parent shall cause EuCo, and Liz Foreign shall cause LF BV to cause NewCo,  to jointly sign (to the extent required) and file (A) the Merger Proposal, (B) the Deed of Amendment, (C) the financial statements of EuCo and NewCo for the last three fiscal years and any interim financial statements (if applicable), (D) the auditor’s statement required under the Burgerlijk Wetboek (the “Dutch Civil Code”) (collectively, the “Merger Documents”) with the Kamer van Koophandel (the “Dutch Trade Register”) and the Merger Documents jointly with the Explanatory Notes and positive advice from the Works Council, at the principal place of business of each of EuCo and NewCo.  Concurrently with the filing of the Merger Proposal with the Dutch Trade Register and as required by and in accordance with the relevant provisions of applicable Law, Parent shall cause EuCo, and Liz Foreign shall cause LF BV to cause NewCo, to, jointly, publish notice of the Merger with the Het Financieele Dagblad, or such other national newspaper or publication that is published daily in the Netherlands.  The one-month waiting period required under the Dutch Civil Code shall commence on the date of the publication of the Merger.

(b)        Within 15 Business Days after the filing of the Merger Documents with the Dutch Trade Register, Parent and LF BV shall, and Liz Foreign shall cause LF BV to, issue a power of attorney to the Dutch notary executing the Merger Deed (or to any other Person appearing before such notary) to hold a meeting of the shareholders of EuCo and NewCo, during which such shareholders shall resolve to (i) merge EuCo with and into NewCo pursuant to the Merger Proposal, (ii) amend the articles of association of NewCo pursuant to the Deed of Amendment and (iii) appoint such persons as designated by Parent (at least one of whom shall be designated by the Company pursuant to the Investor Rights Agreement) at least two (2) Business Days prior to Closing (provided; that to the extent two (2) Business Days is insufficient to permit such designation to be effective, then such designation shall occur no later than two (2) Business Days prior to the minimum time period required to permit such designation to occur) in such number as set forth in the Investor Rights Agreement as members of the board of statutory directors of NewCo effective as of the effective date of the Merger (the “Notarial Minutes”).

Section 2.2       Merger.  At the Closing and upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Book 2 of the Dutch Civil Code, Parent and LF BV shall respectively, and Liz Foreign shall cause LF BV to, cause EuCo and NewCo to execute the Notarial Minutes at 11:45 p.m., Central European time and 11:50 p.m., Central European time, respectively, and the Merger Deed at 11:55 p.m., Central European time, on the day of Closing.  The Merger shall become effective at 12:00 a.m. midnight, Central European time, on the day immediately following the execution of the Merger Deed and pursuant to the Merger Deed, EuCo shall be merged with and into NewCo, all of the assets and Liabilities of EuCo shall be transferred by operation of Law to NewCo, the corporate existence of EuCo shall cease, NewCo shall issue shares to Parent in accordance with the exchange ratio set forth in the Merger Proposal and NewCo shall continue its corporate existence under the Dutch Civil Code as the Surviving Company.

Section 2.3       Merger Consideration; Pre-Closing Statement and Adjustment.

(a)        Merger Consideration.  Pursuant to and as a result of the Merger, Parent and LF BV shall own 81.25% and 18.75%, respectively, of the NewCo Shares issued and outstanding as of immediately following the Closing, such percentage determined after giving effect to the Merger.

(b)        Pre-Closing Statement.  No later than three Business Days prior to the anticipated Closing Date, the Company (on behalf of the Sellers) shall deliver to Parent a certificate executed by an executive officer of the Company (the “Pre-Closing Statement”) setting forth the Company’s good faith estimates as of the Fiscal Month End Date immediately prior to the Closing Date of (i) Net Working Capital (the “Estimated Net Working Capital”) and Net Working Capital Adjustment Amount (the “Estimated Net Working Capital Adjustment Amount”), (ii) Net Indebtedness (the “Estimated Net Indebtedness”), and (iii) the Initial Adjustment Calculation, together with reasonable supporting documentation for such estimates and including reasonable detail as to the computation thereof.  For purposes of this Agreement, “Initial Adjustment Calculation” means an amount (which may be positive or negative) equal to (A) the Estimated Net Working Capital Adjustment Amount, plus (B) the Estimated Net Indebtedness. “Net Working Capital Adjustment Amount” means (a) 81.25% multiplied by (b) the result of Net Working Capital minus Target Net Working Capital.

(c)        Pre-Closing Adjustment.

(i)       If the amount of the Initial Adjustment Calculation is positive, then at the Closing, Parent shall pay, or cause to be paid, to the Company (on behalf of the Sellers), an amount in cash equal to the Initial Adjustment Calculation; and

(ii)      If the amount of the Initial Adjustment Calculation is negative, then at the Closing, the Company (on behalf of Sellers) shall pay, or cause to be paid, to Parent, an amount in cash equal to the absolute value of the Initial Adjustment Calculation, (such amount, as applicable, the “Initial Adjustment Payment”).

The amount of the Initial Adjustment Payment shall be denominated in Euros.  If, for any reason, the Closing Date is postponed, then the foregoing obligations set forth in Section 2.3(b) and this Section 2.3(c) shall again apply with respect to such postponed Closing Date.

Section 2.4       Post-Closing Adjustments.

(a)        Within 90 days following the end of the first complete calendar quarter after the Closing Date, Parent shall deliver to the Company (on behalf of the Sellers) a certificate executed by an executive officer of Parent (the “Closing Statement”) setting forth Parent’s determination of the actual amounts as of the Fiscal Month End Date immediately prior to the Closing Date of (i) Net Working Capital (the “Closing Net Working Capital”) and Net Working Capital Adjustment Amount (the “Closing Net Working Capital Adjustment Amount”), (ii) Net Indebtedness (the “Closing Net Indebtedness”), and (iii) the Post-Closing Adjustment Calculation, together with any supporting documentation for the Closing Statement that the Company may reasonably request including reasonable detail as to the computation of the amounts included therein.  For purposes of this Agreement, “Post-Closing Adjustment Calculation” means an amount (which may be positive or negative) equal to (A) the Closing Net Working Capital Adjustment Amount, plus (B) the Closing Net Indebtedness.

(b)        Within 45 days after the Company’s receipt of the Closing Statement, the Company shall deliver to Parent a written statement either accepting the Closing Statement or specifying any objections thereto (including therein the Company’s calculations of any disputed items or amounts and the Company’s grounds for such disagreement in reasonable detail) (an “Objections Statement”).  The Objections Statement shall specify those items or amounts as to which the Company disagrees, and the Company shall be deemed to have agreed with all other items and amounts contained in the calculations delivered pursuant to Section 2.4(a).

(c)        If the Company delivers an Objections Statement, then the Company and Parent shall, during the 30 days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Net Working Capital and/or Net Indebtedness.  If the Company and Parent are unable to reach such agreement during such period, then they shall promptly thereafter appoint Grant Thornton or, if such firm has provided material services (other than in a capacity as a neutral arbitrator) to any Party or its Affiliates in the twelve-month period prior to such engagement or  is unwilling or unavailable, an independent accountant of nationally recognized standing reasonably satisfactory to the Company and Parent (the “Accounting Firm”) to promptly review the disputed items or amounts that have yet to be resolved between Parent and the Company for the purpose of calculating the amount of Net Working Capital and/or Net Indebtedness.  The Accounting Firm, acting as an expert and not as an arbitrator, shall determine in accordance with this Agreement (including the Accounting Rules attached hereto) the actual amount of Net Working Capital and/or Net Indebtedness and shall deliver to the Company and Parent a written report setting forth such calculations.  Such report shall be final and binding upon the Company and Parent, absent manifest error.

(d)        The fees, costs and expenses of the Accounting Firm shall be allocated between the Parties in such proportion to reflect the relative amount of each Party’s determination that has been modified.  For example, if the Company challenges the calculation of Net Working Capital or Net Indebtedness by an amount of €100,000, but the Accounting Firm determines that the Company has a valid claim for only €60,000, Parent shall bear 60% of the fees, costs and expenses of the Accounting Firm and the Company shall bear the other 40% of such fees, cost and expenses.

(e)        The Parties shall, and shall cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the calculations of the amount of Net Working Capital or Net Indebtedness and in the conduct of the audits and reviews referred to in this Section 2.4, including by making available to the extent necessary their respective books, records, work papers and personnel.

(f)         As used herein, “Final Adjustment Calculation” means (i) if the Company fails to deliver an Objections Statement in accordance with (and within the time period set forth in) Section 2.4(b), the Post-Closing Adjustment Calculation as set forth in the Closing Statement, or (ii) if a dispute between the Company and Parent with respect to the Net Working Capital or Net Indebtedness is resolved by resolution of Parent and the Company or by submission of any remaining disputes to the Accounting Firm, as contemplated by this Section 2.4, the Net Working Capital or Net Indebtedness (such amounts added together and being netted where one is positive and the other negative) as so resolved.  The amount of the Final Adjustment Calculation shall be denominated in Euros.

(g)        If the Final Adjustment Calculation is greater than the Initial Adjustment Calculation, then Parent shall promptly (but in any event within five Business Days following the determination of the Final Adjustment Calculation) deliver to the Company (or its designees) by wire transfer of immediately available funds to an account or accounts designated by the Company (on behalf of the Sellers) in writing an amount equal to the amount by which the Final Adjustment Calculation exceeds the Initial Adjustment Calculation.

(h)        If the Final Adjustment Calculation is less than the Initial Adjustment Calculation, then Liz Foreign shall promptly (but in any event within five Business Days following the determination of the Final Adjustment Calculation) deliver to Parent (or its designees) by wire transfer of immediately available funds to an account or accounts designated by Parent in writing in an amount equal to the amount by which the Initial Adjustment Calculation exceeds the Final Adjustment Calculation.

(i)         Notwithstanding anything to the contrary contained in this Agreement, to the extent that (i) the Initial Adjustment Calculation and/or the Final Adjustment Calculation results in a payment to be made from the Company to Parent hereunder (the “Seller Adjustment Payment”) and (ii) there exists Liz Indebtedness to be discharged by Parent pursuant to Section 7.15, Parent in its sole discretion may elect (such election to be made no later than two Business Days prior to Closing or the date on which the Final Adjustment Amount is to be paid pursuant to this Agreement, as applicable), in lieu of receiving all or a portion of the Seller Adjustment

Payment pursuant to Section 2.3 or Section 2.4, to require Sellers to cause a portion of such Liz Indebtedness to be contributed to the capital of NewCo (such that it ceases to be an obligation of the Acquired Companies to Seller or any of its Affiliates) up to an amount equal to the amount of the Seller Adjustment Payment.

Section 2.5       Currency Conversion.  Notwithstanding anything to the contrary set forth herein, the amount of any Initial Adjustment Payment or Final Adjustment Calculation payable to any Party pursuant to Sections 2.3 and 2.4, respectively, shall be denominated in Euros (EUR €) at the U.S.dollar-Euro Exchange Rate calculated for the Closing Date.

ARTICLE III
CLOSING

Section 3.1       Closing.  The closing of the Transactions (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 11:59 p.m., Central European time, on the first Business Day following the first Fiscal Month End Date on which the conditions set forth in Article IX (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are (and continue to be) satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company (on behalf of the Sellers) may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 3.2       Deliveries by the Sellers.  At the Closing, the Company (on behalf of the Sellers) shall deliver to Parent (on behalf of the applicable Buyers) the following, in form and substance reasonably satisfactory to Parent:

(a)        Initial Adjustment Payment.  To the extent required to be paid to Parent pursuant to Section 2.3(b), an amount in cash equal to the Initial Adjustment Payment by wire transfer of immediately available funds to an account or accounts at a bank or banks designated by Parent in writing no later than two Business Days prior to the Closing;

(b)        Ancillary Agreements.  The Ancillary Agreements duly executed by the applicable Seller(s);

(c)        Officer’s Certificate.  The certificate, signed by an executive officer of the Company, to be delivered pursuant to Section 9.2(c); and

(d)        Merger Consideration.  A pdf. copy of a certified copy of the Deed of Merger and Deed of Amendment and an updated shareholders register of NewCo reflecting the NewCo Shares held by Parent and LF BV after giving effect to the Merger and as of Closing.

(e)        Supervisory Board Resignation Letters.  Copies of duly executed resignation letters of each of Messrs. William L. McComb and Andrew C. Warren as members of the board of supervisory directors of Mexx Europe Holding B.V. (the “Supervisory Board”) effective as per the time of appointment of the new supervisory directors set out under clause (f) below or confirmation by the Company in writing that Messrs. William L. McComb and Andrew C. Warren are no longer members of the Supervisory Board as of such time (in which case, copies of resignations of their replacements, if any, shall be delivered).

(f)         Supervisory Board Nomination Proposal.  A copy of a duly executed resolution of the Supervisory Board whereby the individuals designated by Parent at least two (2) Business Days prior to Closing (provided; that to the extent two (2) Business Days is insufficient to permit such designation to be effective, then such designation shall occur no later than two (2) Business Days prior to the minimum time period required to permit such designation to occur) or as soon as possible after Closing are proposed for appointment (and are appointed) as members of the Supervisory Board as of the Closing in accordance with the articles of association of Mexx Europe Holding B.V.

Section 3.3       Deliveries by the Buyers.  At the Closing, Parent shall deliver, or cause to be delivered, to the Company (on behalf of the applicable Sellers) the following, in form and substance reasonably satisfactory to the Company:

(a)        Initial Adjustment Payment.  To the extent required to be paid to the Company pursuant to Section 2.3(b), an amount in cash equal to the Initial Adjustment Payment by wire transfer of immediately available funds to an account or accounts at a bank or banks designated by the Company (on behalf of the Sellers) in writing no later than two Business Days prior to the Closing;

(b)        Ancillary Agreements.  The Ancillary Agreements duly executed by the applicable Buyers;

(c)        Officer’s Certificate.  The certificate, signed by an executive officer of Parent, to be delivered pursuant to Section 9.3(c); and

(d)        Indebtedness.  Written evidence executed and delivered by Parent demonstrating that, effective as of immediately after the Closing, the ABL European Obligations will be paid in full or, in the case of the letters of credit included therein, returned and cancelled or cash collateralized, in each case, by the Acquired Companies or Parent.

Section 3.4       Appointment of Supervisory Board Members.  At Closing or as soon as possible after Closing, the Parties shall take such actions as are necessary to cause NewCo, in its capacity as the sole shareholder of Mexx Europe Holding B.V., to execute a shareholders resolution for the appointment of the individuals designated by Parent as members of the Supervisory Board.

Section 3.5       Other Appointments.  At Closing or as soon as possible after Closing, the Parties shall take such actions as are necessary to cause the individuals designated by Parent at least two (2) Business Days prior to Closing (provided; that to the extent two (2) Business Days is insufficient to permit such designation to be effective, then such designation shall occur no later than two (2) Business Days prior to the minimum time period required to permit such designation to occur) to replace those individuals whose resignation letters have been received pursuant to Section 3.6.

Section 3.6       Other Resignation Letters.  The Sellers shall use their reasonable best efforts to obtain or cause to be obtained, effective as of the Closing, copies of duly executed resignation letters of the supervisory directors, directors, officers or other individuals holding similar positions at any of the Acquired Companies who hold office on the basis of a nomination or appointment by or on behalf of any member of the Seller Group or whose duties are primarily related to the Liz Business.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the corresponding sections of the disclosure letter delivered by the Company (on behalf of the Sellers) to Parent concurrently with the execution of this Agreement (the “Sellers Disclosure Letter”) it being agreed that disclosure of any item in a section of the Sellers Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to such section of the Sellers Disclosure Letter and any other section of the Sellers Disclosure Letter and any other representation or warranty made elsewhere in Article IV (but only, in each case, to the extent it is reasonably inferable from the face of such disclosure that such disclosure should apply to such other section or such other representation or warranty, as applicable), the Sellers hereby jointly and severally represent and warrant to Parent that:

Section 4.1       Organization and Power.  Each Acquired Company is duly organized, validly existing and in good standing, to the extent such good standing is recognized under each relevant jurisdiction, under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.  The Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws (or the equivalent organizational documents) of the members of the Acquired Companies as in effect on the date of this Agreement (collectively, the “Acquired Companies Organizational Documents”).

Section 4.2       Foreign Qualifications.  Each Acquired Company is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

Section 4.3       Corporate Authorization.  Each Seller has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which such Seller is a party and to consummate the Transactions and the transactions contemplated by the Ancillary Agreements to which such Seller is a party.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Seller is a party by such Seller and the consummation by such Seller of the Transactions and the transactions contemplated by the Ancillary Agreements to which such Seller is a party have been duly and validly authorized by all necessary corporate action on the part of such Seller.

Section 4.4       Enforceability.  This Agreement constitutes, and upon execution and delivery, each Ancillary Agreement to which a Seller is a party shall constitute, a legal, valid and binding agreement of the applicable Seller(s) enforceable against the applicable Seller(s) in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.5       Governmental Authorizations.  Assuming that the representations and warranties of Parent contained in Section 5.4 are true and correct, the execution, delivery and performance of this Agreement by each Seller and the consummation by such Seller of the Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”) other than:

(a)        the filing with the Securities and Exchange Commission (the “SEC”) of any filings and reports that may be required in connection with this Agreement and the Transactions under the Securities Exchange Act of 1934 (the “Exchange Act”);

(b)        compliance with applicable Competition Law; and

(c)        where the failure to obtain such Governmental Authorizations would not be, individually or in the aggregate, material.

Section 4.6       Non-Contravention.  The execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of such Seller or the Acquired Companies Organizational Documents, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to any Seller or any Acquired Company or by which any assets of the Acquired Companies are bound, assuming that all Governmental Authorizations described in Section 4.5 have been obtained or made, (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, give rise to a requirement to make any payment under, or give right to any acceleration or any right or obligation or loss of any benefit relating to the Mexx Business under, any Material Contracts, (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, or (e) result in the creation or imposition of any Lien, with or without notice or lapse of time or both, on any of the assets of any Acquired Company, other than, in the case of each of clauses (b) through (e), as would not be, individually or in the aggregate, material.

Section 4.7       Capitalization of the Acquired Companies.

(a)        A complete and accurate list of the authorized and outstanding Capital Stock of each Acquired Company as of the date hereof is set forth in Section 4.7(a) of the Sellers Disclosure Letter.  All such outstanding Capital Stock is directly or indirectly owned beneficially and of record and free and clear of any Liens (other than any Liens under the ABL Credit Agreement which will be discharged immediately following the Closing or restrictions on transfer under applicable securities Laws) by the applicable members of the Seller Group or an Acquired Company as set forth in Section 4.7(a) of the Sellers Disclosure Letter.

(b)        All outstanding Capital Stock of each Acquired Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and, other than as required by applicable Law, not subject to any pre-emptive rights.

(c)        There are no outstanding contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire, or to dispose of, any Capital Stock of any member of the Seller Group.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Capital Stock of any Acquired Company.

(d)        There are no voting trusts, proxies or similar agreements, arrangements or commitments to which any Acquired Company is a party with respect to the voting of any shares of Capital Stock of the Acquired Companies.  There are no bonds, debentures, notes or other Indebtedness issued by any Acquired Company that entitle the holder thereof to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) together with stockholders of the applicable member on any matters.  No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of the Capital Stock of any Acquired Company.

Section 4.8       Financial Statements.

(a)        A true and complete copy of the balance sheet dated January 1, 2011 and the balance sheet dated July 2, 2011 (such July 2, 2011 balance sheet, the “Last Balance Sheet,” and the date of such balance sheet, the “Last Balance Sheet Date”), and the income statements for the fiscal year ended January 1, 2011 and the fiscal period ended July 2, 2011, in each case of the Mexx Europe Business, are set forth in Section 4.8(a) of the Sellers Disclosure Letter (the “Mexx Europe Financial Statements”).  The Mexx Europe Financial Statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis, and fairly present in all material respects the assets and liabilities of the Mexx Europe Business as of the dates thereof and the results of operations of the Mexx Europe Business for the periods then ended.

(b)        Section 4.8(b) of the Sellers Disclosure Letter sets forth (i) the total amount of Indebtedness of the Mexx Europe Business and the Acquired Companies (excluding any borrowings from any member of the Seller Group in the ordinary course of business that will be discharged at or immediately following Closing) as of the date of this Agreement and (ii) the breakdown of such amount between the different categories of Indebtedness set forth in the definition thereof, and the applicable lender, counter-party or other party or parties thereto.

Section 4.9       Liabilities.  There are no Liabilities relating to or arising from the Mexx Europe Business, other than:

(a)        Liabilities relating to or arising from the Mexx Europe Business disclosed on the Last Balance Sheet;

(b)        Liabilities relating to or arising from the Mexx Europe Business incurred since the Last Balance Sheet Date in the ordinary course of business consistent with past practice and are normal and usual in amount, and that do not directly or indirectly result from, arise out of or relate to any breach of Contract, breach of warranty, tort, infringement or violation of Law, or any Legal Action;

(c)        Liabilities relating to or arising from the Mexx Europe Business incurred in connection with the Transactions in compliance with the terms of this Agreement or as permitted or contemplated by this Agreement;

(d)        Liabilities disclosed in Section 4.9 of the Sellers Disclosure Letter; and

(e)        Liabilities that would not be material.

Section 4.10     Absence of Certain Changes.  Since the Last Balance Sheet Date, through the date hereof, (a) each Acquired Company has conducted its business, in all material respects, in the ordinary course of business consistent with past practice and (b) except as set forth on Section 4.10 of the Sellers Disclosure Letter, no member of the Seller Group, nor any Acquired Company, has taken any action, which, if taken after the date of this Agreement, would require the consent of Parent pursuant to Section 6.1.

Section 4.11     Litigation.  There are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Acquired Companies, which would reasonably be expected to result in Liability to the Acquired Companies exceeding €100,000 or which are otherwise material.  There are no Orders outstanding against the Acquired Companies.

Section 4.12     Material Contracts.

(a)        “Material Contracts” means the following Contracts by which any Acquired Company or any of its respective properties or assets are bound:

(i)       any agreement for the purchase or lease of materials, supplies, goods, services or equipment that is not terminable without cost or penalty in excess of €5,000 on ninety (90) days’ notice and that provides for or is reasonably likely to require either (A) annual aggregate payments by, or other consideration from, such Acquired Company of €1,000,000 or more, or (B) aggregate payments from such Acquired Company of €1,000,000 or more over the remaining term of such agreement;

(ii)      Contracts with any Key Supplier or Key Customer (in the case of invoices and purchase orders for each such Key Supplier or Key Customer that is not a party to any master, framework or other similar Contract with such Acquired Company, only the open invoices or purchase orders for each such Key Supplier or Key Customer);

(iii)     Contracts with any wholesale customers pursuant to which an Acquired Company guarantees a specific margin;

(iv)     Contracts under which such Acquired Company has directly or indirectly guaranteed outstanding Liabilities of any Person (which guarantee obligation, together with any other guarantee obligation from any other Acquired Company to such Person) exceeds €1,000,000), other than any guarantees of Liabilities of any Acquired Company and any endorsements for the purpose of collection in the ordinary course of business;

(v)      Contracts under which such Acquired Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than an Acquired Company), other than Contracts for Indebtedness for less than €100,000;

(vi)     Contracts under which such Acquired Company, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than any Acquired Company or extensions of trade credit in the ordinary course of business), including any Contracts in which an Acquired Company commits to participate in possible customer capital expenditures, in any such case other than trade credit in the ordinary course of business consistent with past practice;

(vii)    Contracts that require the future acquisition from or disposition to another Person (other than an Acquired Company) of material operating assets or Capital Stock or other equity interest of another Person (other than an Acquired Company);

(viii)    Contracts obligating an Acquired Company to accept (in relation to a customer’s buy-back or trade-in rights) the return of invoiced inventory, assets or liabilities from another Person which, individually or in the aggregate with any similar Contracts with such Person, has a value in excess of €500,000;

(ix)     Contracts relating to joint ventures, partnerships or limited liability companies (other than as entirely between Subsidiaries directly or indirectly wholly-owned by the Acquired Companies);

(x)      Contracts that purport to limit or restrict the conduct of business in any market or that provide for “most favored nations” terms or establish an exclusive sales or purchase obligation, in each case with respect to any product or geographic location;

(xi)     Contracts entered into during the three years prior to the date of this Agreement involving any resolution or settlement of actual or threatened Mexx Europe

Legal Action with a value in excess of €500,000 or which imposes material continuing obligations in respect of the Mexx Europe Business;

(xii)    Contracts providing for material indemnification obligations in favor of any Person, other than any such Contract entered into in the ordinary course of business consistent with past practice or having a value not in excess of €50,000;

(xiii)    material Contracts with a term of longer than three years; and

(xiv)   other Contracts outside the ordinary course of business or that are otherwise material to the Mexx Europe Business.

(b)        Section 4.12 of the Sellers Disclosure Letter sets forth a list of all Material Contracts as of the date hereof and the Company has made available to Parent true and complete copies of all Material Contracts.  Each Material Contract is in full force and effect and, subject to the Enforceability Exceptions, a valid and binding agreement of the applicable Acquired Company, and, to the Knowledge of the Company, each other party thereto.  No Acquired Company is in material breach, violation of or default under any Material Contract.  No event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default of such Material Contract by an Acquired Company or, to the Knowledge of the Company, the other parties thereto.

Section 4.13     Benefit Plans; Employees.

(a)        Lists as of the date hereof of (A) all Mexx Europe Employees (including, with respect to each employee, position, monthly base salaries, job seniority, vacation accrual and contractual severance rights) and (B) the average age of Mexx Europe Employees on a location-by-location basis, have each been made available to the Buyers in the VDR.

(b)        Section 4.13(b) of the Sellers Disclosure Letter lists (i) all material employee benefit plans, (ii) all stock purchase, stock option, severance, change-of-control, bonus, incentive, or deferred compensation plans or agreements, (iii) all employment, service and consulting agreements, between a Seller or an Affiliate thereof, on the one hand, and any current or former director, officer, employee of such Acquired Company (each, a “Mexx Europe Service Provider”) or consultant, on the other hand, providing annual base compensation in excess of €100,000 (the “Mexx Europe Employment Contracts”); and (iv) all other material benefit plans, agreements, programs, policies or commitments, in each case, which are maintained, sponsored, administered, contributed to or funded by each Acquired Company for the benefit of any Mexx Europe Service Provider.  All such plans, agreements, programs, policies and commitments (other than the Mexx Europe Employment Contracts) are collectively referred to as the “Mexx Europe Benefit Plans.”

(c)        All Mexx Europe Benefit Plans are in compliance with Law and have been operated in all material respects in accordance with their terms.  Each Mexx Europe Benefit Plan is in full force and effect.  The Company has made available to Parent true and complete copies of all Mexx Europe Employment Contracts.  Each Mexx Europe Employment Contract is in full force and effect and, subject to the Enforceability Exceptions, a valid and binding agreement of the applicable Acquired Company, and, to the Knowledge of the Company, each other party thereto.  No Acquired Company is in material breach, violation of or default under any Mexx Europe Employment Contract.  No event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default of such Mexx Europe Employment Contract by an Acquired Company or, to the Knowledge of the Company, the other parties thereto.

(d)        Except as set forth in Section 4.13(d) of the Sellers Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not, to the Knowledge of the Company, result in the acceleration of the time of payment or vesting of any compensation or benefits or other payment to any Mexx Europe Service Provider, whether or not based or contingent on any prior or subsequent event (including any “double trigger”).

(e)        There is no material unfair labor practice complaint or arbitration proceeding in progress or, to the Knowledge of the Company, threatened against the Acquired Companies.

(f)         Except as disclosed in Section 4.13(f) of the Sellers Disclosure Letter, (i) there are no collective agreements in force or works councils in existence with respect to Mexx Europe Service Providers, (ii) no Person or other trade union holds bargaining rights with respect to any Mexx Europe Service Provider and (iii) to the Knowledge of the Company, no Person or other trade union has applied to be certified as the bargaining agent of any Mexx Europe Service Provider.  To the Knowledge of the Company, as of the date hereof, there is no investigation pending by the Dutch industry-wide pension fund for the Fashion, Interior, Carpet and Textile sector (BPF MITT) of any Acquired Company.

(g)        All rules and obligations related to employee participation and consultation have been followed in all material respects, including but not limited to the involvement, participation and consultation of employee committees, works councils, trade unions and the Dutch Social and Economic Council.  All material proceedings to the aforementioned effect have been completed successfully and unconditionally, including, but not limited to proceedings to request works councils’ positive advice.

Section 4.14     Taxes.

(a)        All material Tax Returns required to be filed prior to the date hereof by or with respect to the Acquired Companies, or with respect to the Mexx Europe Business, have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b)        All material Taxes of the Acquired Companies required to be paid prior to the date hereof have been fully and duly paid, other than Taxes being contested in good faith and for which adequate reserves have been provided in the Last Balance Sheet.

(c)        Each Acquired Company has made all material deductions and withholdings as required for or on account of any Taxes from any payments made by it or which it was obliged to make and has accounted in full to the relevant Governmental Authority for all amounts so deducted.

(d)        There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes referred to in Section 4.14(d) for any taxable period and no request for any such extension or waiver is currently pending.

(e)        The amount of Tax imposed on or chargeable to any Acquired Company during any accounting period ending before or on the date of this Agreement has not been affected to any extent by any special agreements, contracts, concessions, rulings, compromises entered into by any Acquired Company with any Governmental Authority (not being a concession, contract, ruling or arrangement available to companies generally) and such extraordinary Tax treatment was not granted to, or imposed on any Acquired Company, in any other way.

(f)         As of the date hereof, no material deficiencies asserted in writing or material assessments made as a result of the examinations of any of the Tax Returns referred to in Section 4.14(a) are currently outstanding.

(g)        As of the date hereof, no material audit, investigation, examination or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Tax Return referred to Section 4.14(a).

(h)        No Acquired Company is treated for any Tax purpose as resident in a country other than the country of its incorporation and no Acquired Company has, or has had since its incorporation a branch, agency, liaison office, project office or permanent establishment (actual or deemed) in a country other than the country of its incorporation.

(i)         Each Acquired Company has been duly and timely, and at the date of this Agreement still is, registered for all relevant Tax purposes, in its country of incorporation and in any other country in which such registration is required.

(j)         No Acquired Company is a member of a group for Tax purposes (including VAT), other than disclosed in the Disclosure Letter.

(k)        No Acquired Company is or will become liable to Tax chargeable primarily on any other person, body of persons, entity or company, including social security payments for subcontractors, if any.

(l)         Each Acquired Company:

(i)         makes no supplies other than taxable supplies for the purposes of VAT;

(ii)      obtains credit or refund for all VAT suffered by it, while correctly any applicable rules relating to the calculation of creditable or refundable VAT; and

(iii)     applied at all times the correct VAT rates and issued correct VAT-invoices.

(m)       Set forth on of the Sellers Disclosure Letter is the classification (as a corporation, partnership or disregarded entity) of each of the Acquired Company for U.S. federal income Tax purposes, together with the effective date of such classification.  Except as otherwise provided in Section 4.14(n) of the Sellers Disclosure Letter, the U.S. federal income Tax classification of each Acquired Company has not changed during the existence of such Acquired Company.

Section 4.15     Environmental Matters.   The operations of Acquired Companies comply in all material respects with, and have no material Liability under, applicable Law relating to (a) pollution, contamination, protection of the environment or employee health and safety, (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (c) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”).  The Acquired Companies possess all Permits required under Environmental Law necessary for the operation of the Mexx Europe Business, and such operations are in compliance with applicable Permits.  No material notice, notification, demand, request for information, citation, summons or order has been received, and no material complaint has been filed, no material penalty has been assessed, and no material Legal Action is pending, or to the Knowledge of the Company, threatened, against the Acquired Companies arising under or pursuant to Environmental Law.  This Section 4.15 constitutes the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.16     Intellectual Property.

(a)        Section 4.16 of the Sellers Disclosure Letter sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration.

(b)        An Acquired Company (i) owns and possesses (or will, as of the Closing, own and possess) all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) to the Knowledge of the Company, has (or will, as of the Closing, have) a valid right or license to use the Licensed Intellectual Property, in each case except as would not be, individually or in the aggregate, material to the Mexx Europe Business.

(c)        No Acquired Company has been, during the five years preceding the date hereof, a party to any material claim nor, to the Knowledge of the Company, is any material claim threatened against or affecting, any Acquired Company (i) based upon, or challenging or seeking to deny or restrict, the use or ownership by such

Acquired Company of the Owned Intellectual Property, (ii) alleging that the use or exploitation of the Owned Intellectual Property or the Licensed Intellectual Property or products manufactured or sold by such Acquired Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property or other proprietary Right of any third party or (iii) alleging that such Acquired Company has infringed, misappropriated or otherwise violated any Intellectual Property, or other proprietary Right of any third party.

(d)        The consummation of the Transactions shall not alter, impair or extinguish any Rights of the Acquired Companies in the Owned Intellectual Property or Licensed Intellectual Property, except as would not be, individually or in the aggregate, material to the Mexx Europe Business.

(e)        To the Knowledge of the Company, none of the Owned Intellectual Property or the Mexx Europe Business as currently conducted has infringed, or is infringing, the Intellectual Property rights of any third party.

(f)         To the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Owned Intellectual Property by any third party, including any employee or former employee of any Acquired Company, except as would not be, individually or in the aggregate, material to the Mexx Europe Business.

(g)        To the Knowledge of the Company, none of the material Software owned or used by the Acquired Companies and necessary to the operation of the Mexx Europe Business (the “Material Software”) contains any unauthorized feature (including any malware, worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that may cause the Material Software or any portion thereof to be erased, inoperable or otherwise materially malfunction, either automatically, with the passage of time or upon command by any Person.

(h)        Section 4.16(h) of the Sellers Disclosure Letter sets forth a true and complete list of all material licenses entered into by any Acquired Company in respect of any Material Software that remained in effect as of the date hereof and which grant exclusive rights to any user of such Material Software.

(i)         The computer, information technology and data processing systems, facilities and services used by the Acquired Companies in the conduct of the Mexx Europe Business, including all software, systems hardware, networks, interfaces, platforms and related systems and services (the “IT Systems”) are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the business of the Acquired Companies.  In the two-year period prior to the date of this Agreement, there has been no failure, breakdown or continued substandard performance of any IT System that has caused a material disruption or interruption in or to the operation of any business of the Acquired Companies.

Section 4.17     Real Property.

(a)        The Acquired Companies have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold (or subleasehold) interest in, all leased (or subleased) real property (including all buildings, fixtures and other improvements thereto) subject to a Real Property Lease (such leased property, together with the Owned Real Property, the “Real Property”).  The ownership of or leasehold (or subleasehold) interest of any Acquired Company in the Real Property is not subject to any Lien, except for Permitted Liens, and the land, buildings, structures and other improvements used in the operation of the Mexx Europe Business are included in the Real Property.  Except as set forth in Section 4.17(a) of the Sellers Disclosure Letter, the Acquired Companies have not granted to any Person the right to lease, sublease, use or otherwise occupy the Real Property or any portion thereof.  There is no pending or, to the Knowledge of the Company, threatened appropriation, condemnation or like Legal Action materially affecting any Real Property or any part thereof or any other matter materially impairing the current use, occupancy or value thereof.  The use of the Real Property, or any portion thereof, and the improvements erected thereon, do not, in any material respect, breach, violate or conflict with any covenant, condition or restriction applicable to such Real Property.

(b)        Copies of each of the material leases, subleases and licenses relating to the Mexx Europe Business to which each Acquired Company is a party (the “Real Property Leases”), a list of which as of the date of this Agreement is set forth in Section 4.17(b) of the Sellers Disclosure Letter, have been provided by the Company to Parent. Each Real Property Lease is in full force and effect and, subject to the Enforceability Exceptions, a valid and binding agreement of the applicable Acquired Company, and, to the Knowledge of the Company, each other party thereto.  To the Knowledge of the Company, no Acquired Company is in material breach, violation of or default under any Real Property Lease.  To the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by an Acquired Company of any Real Property Lease or, to the Knowledge of the Company, the other parties thereto, other than any failure to obtain any required Consent in connection with the Transaction (subject to the Sellers’ obligations in Section 6.8(e)).

(c)        A list of the address and description of each parcel of real property owned by an Acquired Company (the “Owned Real Property”) is set forth in Section 4.17(c) of the Sellers Disclosure Letter.  With respect to each Owned Real Property, (i) the Acquired Companies have good and marketable fee simple, or local equivalent, title to such Owned Real Property, (ii) other than the right of the Buyers pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other rights in favor of any Person to purchase such Owned Real Property or any portion thereof or interest therein, (iii) no Acquired Company is a party to any Contract or option to purchase any real property or interest in real property, and (iv) except for the Owned Real Property, the Acquired Companies have never owned any real property.

Section 4.18     Permits; Compliance with Law.

(a)        Each Acquired Company is in possession of all material franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets related to the Mexx Europe Business as it is now being conducted (collectively, the “Acquired Companies Permits”) and (ii) all such Acquired Companies Permits are in full force and effect.  No suspension or cancellation of any of the Acquired Companies Permits is pending or, to the Knowledge of the Company, threatened in writing.

(b)        Except as would not be, individually or in the aggregate, material, no Acquired Company is, or has been, in any material respect in conflict with, or in default or violation of, (i) any Law applicable to such Acquired Company or by which its assets and properties are bound or (ii) any Acquired Companies Permits.

(c)        No Mexx Europe Employee has, directly or indirectly, in connection with the Mexx Europe Business, proposed business, made, authorized, offered or agreed to make any payment, transfer of value, or gift to any Person connected with or related to any Governmental Authority or to any other Person with knowledge or unreasonable disregard that such Person will act as a conduit for otherwise prohibited payments or gifts, in each case to the extent such payments or contributions are prohibited by, or would violate, applicable Law.

Section 4.19     Affiliated Transactions.  Except for the Shared Contracts, no member of the Seller Group or any of its Affiliates (other than the Acquired Companies) is a party to any contract, arrangement or other commitments with, or has any amounts owing or payable to or from, any Acquired Company, which will extend beyond the Closing.

Section 4.20     Suppliers and Customers.  Section 4.20 of the Sellers Disclosure Letter lists, with respect to the Mexx Europe Business, the ten largest suppliers by expenditure and the ten largest customers by revenue during the 12-month period ended as of the Last Balance Sheet Date (the “Key Suppliers” and the “Key Customers,” respectively).  As of the date hereof, there are no outstanding or, to the Knowledge of Company, threatened disputes with the Key Suppliers or the Key Customers.  As of the date hereof, none of the Sellers or the Acquired Companies has received any written notice and, to the Knowledge of the Company, no Key Supplier or Key Customer (a) is or will be the subject of any voluntary or involuntary bankruptcy, insolvency or other similar proceeding or (b)(i) has ceased, or will cease, to do business with the Acquired Companies or (ii) has reduced, or will reduce, its sale of, or purchase of, products, goods or services to or from the Acquired Companies.

Section 4.21     Brokers.  No broker, finder or investment banker other than Perella Weinberg Partners is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sellers or any of their respective Affiliates.  The fees and expenses of Perella Weinberg Partners will be paid by the Sellers at or prior to the Closing.

Section 4.22     Insurance.  Section 4.22 of the Company Disclosure Letter sets forth a correct and complete list of all material Insurance Policies held by the Acquired Companies as of the date hereof for the benefit of the Mexx Europe Business (collectively, the “Mexx Europe Insurance Policies”).  All Mexx Europe Insurance Policies are valid, binding and in full force and effect and all premiums due and payable have been timely paid, and no Acquired Company has reached or exceeded its policy limits for any Mexx Europe Insurance Policy.  No Acquired Company has received any notice of cancellation or non-renewal of any Mexx Europe Insurance Policy nor, to the Knowledge of the Company, is the termination of any such Mexx Europe Insurance Policy threatened.  There is no material Legal Action pending under any such Mexx Europe Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  The Company has made available to Parent insurance claims history data for the three years prior to the date hereof in respect of the Acquired Companies.

Section 4.23     Mexx Europe Assets.  After giving effect to the transactions set forth in Section 6.3 and any services to be provided to the Acquired Companies under the Transition Services Agreement, the Mexx Europe Assets together with the Delayed Assets set forth on Section 4.4 of the Sellers Disclosure Letter and the assets of the Acquired Companies (and excluding, for the avoidance of doubt, the Retained Assets) as of immediately prior to the Closing, shall constitute all of the assets, both tangible and intangible, necessary to operate the Mexx Europe Business in all material respects as operated as of the date of this Agreement.

Section 4.24     No Other Representations or Warranties.  Except as and to the extent expressly set forth in this Article IV, no Seller makes any representations or warranties, express or implied, with respect to the Acquired Companies, or any of their businesses, assets or liabilities, to Parent, EuCo or any other Person, and the Sellers hereby disclaim all liability and responsibility for any other representation or warranty made, communicated, or furnished to Parent and EuCo or any of their respective Affiliates, Representatives or financing sources.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company (on behalf of the Sellers) concurrently with the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in a section of the Parent Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to such section of the Parent Disclosure Letter and any other section of the Parent Disclosure Letter and any other representation or warranty made elsewhere in Article V (but only, in each case, to the extent it is reasonably inferable from the face of such disclosure that such disclosure should apply to such other section or such other representation or warranty, as applicable), Parent represents and warrants to the Company that:

Section 5.1       Organization and Power.  Each Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 5.2       Corporate Authorization.  Each Buyer has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which such Buyer is a party to consummate the Transactions and the transactions contemplated by Ancillary Agreements.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Buyer is a party by such Buyer and the consummation by such Buyer of the Transactions and the transactions contemplated by the Ancillary Agreements to which such Buyer is a party have been duly and validly authorized by all necessary corporate action on the part of such Buyer.

Section 5.3       Enforceability.  This Agreement constitutes, and upon execution and delivery, each Ancillary Agreement to which a Buyer is a party shall constitute, a legal, valid and binding agreement of the applicable Buyer(s), enforceable against the applicable Buyer(s) in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.4       Governmental Authorizations.  Assuming the representations and warranties of the Company contained in Section 4.5 are true and correct, the execution, delivery and performance of this Agreement by each Buyer and the consummation by such Buyer of the Transactions do not and will not require any Governmental Authorization, other than:

(a)        the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the Transactions under the Exchange Act;

(b)        compliance with applicable Competition Law; and

(c)        where the failure to obtain such Governmental Authorization would not have a Parent Material Adverse Effect.

Section 5.5       Interim Operations and Capitalization of the Buyers.  Parent and EuCo were formed solely for the purpose of engaging in the Transactions and have not engaged in any business activities or conducted any operations other than in connection with the Transactions.  All of the issued and outstanding shares of Capital Stock of EuCo are, and immediately prior to Closing will be, owned by Parent.  CanCo was formed solely for the purpose of engaging in the transactions contemplated by the Asset Purchase Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by the Asset Purchase Agreement.  All of the issued and outstanding shares of Capital Stock of CanCo are, and immediately following the Closing will be, owned by EuCo.

Section 5.6       Non-Contravention.  The execution, delivery and performance of this Agreement by each Buyer, the consummation by such Buyer of the Transactions do not and will not: (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of such Buyer or CanCo; (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Buyer, CanCo or any of their respective Subsidiaries or by which any assets of such Buyer, CanCo or any of their respective Subsidiaries (“Buyer Assets”) are bound, assuming that all Governmental Authorizations described in Section 5.4 and Section 5.4 of the Asset Purchase Agreement have been obtained or made; (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, give rise to a requirement to make any payment under, or give right to any acceleration or any right or obligation or loss of any benefit relating to the Mexx Business under, any material Contracts to which such Buyer, CanCo or any of their respective Subsidiaries is a party (including, without limitation, the Asset Purchase Agreement) or by which any Buyer Assets are bound (collectively, the “Parent Contracts”); or (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than in the cases of clauses (b), (c) and (d) of this Section 5.6, as would not have a Parent Material Adverse Effect.

Section 5.7       Financing.

(a)        Parent has delivered to the Company on the date hereof true and complete copies of an executed equity commitment letter (the “Equity Commitment Letter”) from Gores Capital Partners III, L.P. (the “Sponsor”) to provide, subject to the terms and conditions therein contained, equity financing to Parent and EuCo to which the Sellers are express third party beneficiaries (the “Equity Financing”).

(b)        The Equity Commitment Letter is a legal, valid and binding obligation of the Buyers and the other parties thereto, enforceable (subject to the Enforceability Exceptions) in accordance with its terms.  The Equity Commitment Letter, in the form delivered to the Company on the date hereof, is in full force and effect, and the Equity Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect and no such amendment or modification is contemplated.

(c)        None of the Buyers is in breach of any of the terms or conditions set forth in the Equity Commitment Letter, and assuming the accuracy of the representations and warranties of the Sellers contained in Article IV, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Parent or EuCo or any other party thereto, and neither Parent nor EuCo has any reason to believe that any condition precedent set forth therein will not be satisfied.  Assuming the accuracy of the representations and warranties of the Sellers contained in Article IV, there is no fact or occurrence existing that, with or without notice, lapse of time or both, could reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate, (B) result in any of the conditions in the Equity Commitment Letter not being satisfied, (C) cause the Equity Commitment Letter to be ineffective or (D) otherwise result in the Equity Financing not being available on a timely basis in order to consummate the Transactions.  The Sponsor has not notified the Buyers of its intention to terminate the Equity Commitment Letter or not to provide the Equity Financing.  The net proceeds from the Equity Financing, together with any debt financing provided by banks, financial institutions or other financing sources (in each case, other than Parent or any of its Affiliates) (the “Lenders”), the proceeds of which may be used to consummate the Transactions (the “Debt Financing” and, together with the Equity Financing, the “Financing”), funds provided by Parent or its Affiliates and cash and cash equivalents of or available to Parent and EuCo, will be sufficient to consummate the Transactions, including the repayment by the Acquired Companies of the indebtedness and other outstanding amounts in respect thereof set forth in Section 4.8(b) of the Sellers Disclosure Letter (other than any amounts payable to the Company or any of its Affiliates set forth therein that are being discharged prior to Closing), and any other amounts required to be paid in connection with the consummation of the Transactions. There are no side letters, understandings or other agreements or arrangements relating to the Equity Financing to which the Buyers or any of their respective Affiliates are a party.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as explicitly set forth in the Equity Commitment Letter (the “Disclosed Equity Conditions”).  No Person has any right to impose, and none of the Sponsor, any Lender, nor the Buyers has any obligation to accept, any condition precedent to such funding, other than the Disclosed Equity Conditions, nor any reduction to the aggregate amount available under the Equity Commitment Letter on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Equity Commitment Letter on the Closing Date), except as set forth in the Equity Commitment Letter.  None of the Buyers has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Equity Financing, or that the Equity Financing will not be available to the Buyers on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Transactions, for the Buyers to obtain the Financing or any alternative financing.

(d)        None of the Buyers nor any of their Affiliates has caused or induced any Person to take any action that, if taken by the Buyers, would be a breach of, or would cause to be untrue, any of the representations and warranties in this Section 5.7.

Section 5.8       Litigation.  As of the date hereof, there are no Legal Actions pending or, to the Knowledge of Parent, threatened, against the Buyers or their Affiliates that would have a Parent Material Adverse Effect.  As of the date hereof, there are no Orders outstanding against the Buyers that would have a Parent Material Adverse Effect.

Section 5.9       No Regulatory Impediment.  As of the date hereof, to the Knowledge of Parent, none of the Buyers or the Buyers’ or any of their respective Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, would reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any Governmental Authorization necessary for the consummation of the Transactions.  As of the date hereof, to the Knowledge of Parent, none of the Buyers nor any of their respective Affiliates, directly or indirectly, owns any material equity or voting interest in, manages or operates any material asset, business, corporation, partnership, limited liability company, joint venture or other business organization or division thereof that is engaged in a business competitive with the Mexx Europe Business that would reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any Governmental Authorization necessary for the consummation of the Transactions.

Section 5.10     Brokers.  No broker, finder or investment banker other than Merrill Lynch and Pierce, Fenner & Smith Incorporated is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Buyers or any of their respective Subsidiaries.

Section 5.11     Guarantee.  Concurrently with the execution of this Agreement, the Buyers have delivered to the Company (on behalf of the Sellers) a guarantee of Gores Capital Partners III, L.P. (the “Guarantor”) in favor of the Sellers dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Guarantee”).  The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.12     Solvency.  Assuming (i) the accuracy of the representations and warranties of the Sellers contained in Article IV, (ii) the satisfaction of all of the conditions to the obligations of the Buyers to effect the Transactions, (iii) that any forecasts, projections or estimates that have been made available to Parent and its Subsidiaries have been prepared in good faith based upon assumptions that were reasonable when such forecasts, projections or estimates were prepared, and (iv) the accuracy of this representation and warranty as of immediately prior to Closing (assuming no indebtedness or other Liabilities exist at Parent at such time), to the Knowledge of Parent, immediately after giving effect to the Transactions and the transactions contemplated by the Asset Purchase Agreement, (a) Parent and its Subsidiaries (including the Acquired Companies and CanCo), taken as a whole, will not have incurred debts beyond their ability to pay such debts as they mature or become due, (b) the then-present fair salable value of the assets of Parent and its Subsidiaries (including the Acquired Companies and CanCo), taken as a whole, will exceed the amount that will be required to pay their respective probable liabilities (including the probable amount of all contingent liabilities) and their respective debts as they become absolute and matured, (c) the assets of Parent and its Subsidiaries (including the Acquired Companies and CanCo), taken as a whole, in each case at a fair valuation, will exceed their respective debts (including the present value of the probable amount of all contingent liabilities) and (d) Parent and its Subsidiaries (including the Acquired Companies and CanCo), taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.  No transfer of property is being made and no obligation is being incurred in connection with the Transactions or the transactions contemplated by the Asset Purchase Agreement with the intent to hinder, delay or defraud either present or future creditors of the Sellers, the

Buyers or any of their respective Subsidiaries (including, with respect to the Buyers, after the Closing, the Acquired Companies and CanCo).

Section 5.13     Independent Investigation.  The Buyers acknowledge and agree (a) that, except for the specific representations and warranties of the Sellers contained in Article IV (including any that are subject to the Sellers Disclosure Letter), none of the Sellers, their respective Affiliates or any of their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Seller Group, the Acquired Companies or their respective businesses, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Sellers, their respective Affiliates or any of their respective stockholders, controlling Persons or Representatives, supplemental information or other materials or information with respect to any of the above) or otherwise made available the Buyers or any of their respective Affiliates, stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Sellers, their respective Affiliates or any of their respective stockholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to the Buyers, their respective Affiliates, stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Buyers, their respective Affiliates, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement.

ARTICLE VI
PRE-CLOSING COVENANTS

Section 6.1       Conduct of the Mexx Europe Business.  From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X, except as contemplated by this Agreement, as set forth in Section 6.1 of the Sellers Disclosure Letter, or as required by applicable Law, without the prior written consent of Parent, so long as such consent is not unreasonably withheld, delayed or conditioned, each of the Sellers shall, and shall cause each of the other members of the Seller Group (solely to the extent relating to the Mexx Europe Business) and the Acquired Companies to, (i) conduct the operations of the Mexx Europe Business in the ordinary course of business and (ii) use its reasonable best efforts to maintain and preserve intact the Mexx Business and its relationships with customers, suppliers and employees (provided, however, that, with respect to employees, the  foregoing shall not require any member of the Seller Group or any of its Affiliates to expend money).  Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, as set forth in Section 6.1 of the Sellers Disclosure Letter, or as otherwise required by applicable Law, from and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X the Sellers shall not, and shall cause any of the other members of the Seller Group (solely to the extent relating to the Mexx Europe Business) or any Acquired Company not to, take any of the following actions, without the prior written consent of Parent, so long as such consent is not unreasonably withheld, delayed or conditioned:

(a)        Organizational Documents.  Amend any of the organizational documents of the Acquired Companies, other than in accordance with the Pre-Closing Restructuring;

(b)        Capital Stock.  (i) Adjust, split, combine or reclassify the Capital Stock of any Acquired Company, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of Capital Stock of any Acquired Company, (iii) grant any Person any right or option to acquire any shares of the Capital Stock of any Acquired Company, or (iv) issue, deliver or sell any additional shares of Capital Stock of any Acquired Company (other than pursuant to the conversion of convertible securities outstanding as of the date of this Agreement or pursuant to Contracts existing as of the date of this Agreement);

(c)        Affiliate Transactions.  Enter into any transactions with Affiliates of the Sellers, other than any transactions that will be discharged either (i) without cost or penalty to the Mexx Business prior to, at or as of immediately following the Closing or (ii) in accordance with the express terms and provisions of this Agreement;

(d)        Compensation and Benefits.  (i) Materially increase (whether individually or in the aggregate) the compensation or benefits payable or to become payable to any of the Mexx Europe Service Providers other than in the ordinary course (provided that no increases shall be permitted with respect to employees at management level or above, whether or not material or in the ordinary course), or (ii) establish, adopt, enter into, materially amend or terminate any Mexx Europe Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Mexx Europe Benefit Plan, except, in the case of each of clauses (i) through (ii), (A) to the extent required by applicable Law, this Agreement or any Mexx Europe Benefit Plan or other agreement in effect on the date of this Agreement, (B) in conjunction with new hires, promotions or other changes in job status for non-management positions, (C) pursuant to existing collective bargaining or national labor agreements, collective negotiations, new collective bargaining agreements or labor relations and employment standards legislation or (D) to comply with Section 409A of the Code and guidance applicable thereunder;

(e)        Dispositions.  Sell, lease, license, transfer, pledge, encumber, grant or dispose of any material assets (including Intellectual Property) of the Acquired Companies (including the Capital Stock of any Acquired Company), other than (i) the sale of inventory in the ordinary course of business, (iii) any Permitted Liens, (iv) pursuant to any Contract existing and in effect as of the date hereof or entered into after the date hereof in compliance with this Agreement, or (v) the sale, lease, license, transfer, pledge, encumbering, grant or disposition of any asset of the Seller Group or the Acquired Companies primarily relating to the Liz Business;

(f)         Acquisitions.  Acquire (including by merger or consolidation) the Capital Stock, business or product line (other than acquisition of inventory in the ordinary course of business consistent with past practice) of another Person;

(g)        Tax.  Settle or compromise any contested Tax Liability for an amount in excess of €500,000, make, revoke or change any Tax election, adopt or change any Tax accounting method, practice or period, grant or request a waiver or extension of any limitation on the period for audit and examination or assessment and collection of Tax, file any amended Tax Return;

(h)        Capital Expenditures.  Enter into any commitments for capital expenditures of the Acquired Companies, or purchase, lease or otherwise acquire any property or assets, for any amount in excess of  €1,500,000 in the aggregate, except for the purchase of inventory in the ordinary course;

(i)         Indebtedness.  With respect to the Acquired Companies, incur any new Indebtedness for borrowed money such that the total amount of consolidated Indebtedness for borrowed money of the Acquired Companies would be increased by more than €20,000,000 in the aggregate after the date hereof;

(j)         Guarantees.  Enter into any guarantee, letter of credit, banker’s acceptance or similar credit transactions, performance bonds, surety bonds or similar instruments, indemnity or other agreement to secure an obligation of a third party or allow the imposition of any Liens, other than Permitted Liens, on any material assets of the Mexx Europe Business;

(k)        Accounting.  With respect to the Acquired Companies, change its accounting policies or procedures, other than as required by GAAP or applicable Law;

(l)         Legal Actions.  Waive, release, assign, settle or compromise any material Legal Actions, other than if the full amount of the loss resulting from such waiver, release, assignment settlement or compromise is reimbursed by an Insurance Policy;

(m)       Material Contracts.  Enter into, materially amend or voluntarily terminate any Material Contract or any Real Property Lease (other than as required as a result of the need to obtain a Consent in connection with the Real Property Leases, but only to the extent such amendments or terminations are expressly contemplated by the applicable Real Property Lease) other than in the ordinary course of business consistent with past practice;

(n)        Cash in Tills.  Remove cash or cash equivalents in tills, kept in registers and safes, or physically in transit to or from any Mexx Europe Business stores, or otherwise distribute any such cash so as not to be an asset of any Acquired Company at Closing, to the extent it would result in the level of cash in tills at Closing being materially reduced below levels of cash maintained in tills in the seasonally-adjusted ordinary course of business consistent with past practice; or

(o)        Related Actions.  Agree in writing to do any of the foregoing.

Any action expressly permitted under any one clause of this Section 6.1 shall be permitted under all other clauses of this Section 6.1.  Each of the Buyers acknowledges and agrees that nothing in this Section 6.1 shall be construed to restrict or otherwise limit the members of the Sellers or any of their respective Subsidiaries’ ability to conduct the Liz Business as determined by the members of the Seller Group (in their sole discretion), including taking or cause to be taken any of the actions set forth in this Section 6.1, to the extent such action affects solely the Liz Business.  Each Buyer further acknowledges and agrees that any such action, including to the extent inconsistent in any respect with any provision set forth in this Section 6.1, that is taken by the Sellers or any of their respective Subsidiaries to the extent it solely affects the Liz Business, shall not require the consent of Parent and shall not be deemed to constitute a breach of this Section 6.1 by any Seller.  Nothing contained in this Agreement shall give the Buyers, directly or indirectly, rights to control or direct the operations of any member of the Seller Group or the Acquired Companies before the Closing Date.  Before the Closing Date, the Sellers shall, consistent with and subject to the terms and conditions of this Agreement, exercise complete control and supervision over the operations of each member of the Seller Group and each Acquired Company.  For the avoidance of doubt, no Buyer shall have any right to control or direct the operations of any member of the Seller Group following the Closing Date.

If the Sellers or the Acquired Companies desire to take an action which would be prohibited pursuant to this Section 6.1 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail to all of the individuals set forth in Section 6.1 of the Parent Disclosure Letter.  Any of the individuals set forth in Section 6.1 of the Parent Disclosure Letter may grant consent on behalf of Parent to the taking of any action which would otherwise be prohibited pursuant to Section 6.1 by e-mail or such other notice that complies with the provisions of Section 11.6.

Section 6.2       Conduct of Business of the Buyers.  From the period commencing on the date of this Agreement and ending on the earlier of the Closing or the termination of this Agreement pursuant to Article X, the Buyers shall not, and shall cause their respective Affiliates not to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, if such acquisition or the entering into such agreement would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Authorization necessary to consummate the Transactions or the expiration or termination of any waiting period under applicable Law, or (ii) result in any Governmental Authority entering an Order prohibiting the consummation of the Transactions.

Section 6.3       Pre-Closing Restructuring.

(a)        Notwithstanding anything to the contrary herein, prior to the consummation of the transactions set forth in Section 2.1, the applicable Sellers shall, and shall cause the applicable members of the Seller Group to, perform the following actions in connection with the Merger and immediately following the completion of the transactions set forth in this Section 6.3, the Parties shall commence the performance of the transactions set forth in Section 2.1:

(i)       As soon as practicable following the date hereof (which, if Seller so elects, may be after completion of any part or all of the Pre-Closing Restructuring steps set forth on Exhibit D but, in any event, prior to Closing):

(A)       The Sellers shall, and shall cause the applicable members of the Seller Group and LCIA to, execute the LCIA Contribution Agreement whereupon (1) the applicable members of the Seller Group will contribute all of the assets and Liabilities set forth in Section 6.3(a)(i)(A) of the Sellers Disclosure Letter (the “Mexx Europe Assets” and the “Mexx Europe Liabilities,” respectively) to LCIA and (2) LCIA shall accept and assume the Mexx Europe Assets and Mexx Europe Liabilities.

(B)       Promptly following the contribution of the Mexx Europe Assets and Mexx Europe Liabilities to LCIA, Liz Foreign shall, and shall cause LCIA and the applicable Acquired Companies to, execute the LCIA Distribution Agreement whereupon (1) LCIA will distribute all of the assets (including any Shared Contracts) and Liabilities set forth in Section 6.3(a)(i)(B) of the Sellers Disclosure Letter (such assets, the “Retained Assets” and such Liabilities, together with any other Liabilities primarily unrelated to the Mexx Europe Business (all of which shall be distributed, transferred or disposed of by LCIA in connection with the Pre-Closing Restructuring), the “Retained Liabilities,” respectively) to Liz Foreign (including by first causing such assets and Liabilities to be transferred from one or more of the Acquired Companies to LCIA), and (2) Liz Foreign shall accept and assume the Retained Assets and Retained Liabilities.

(ii)      Promptly following the completion of the transactions described in Section 6.3(a)(i), Liz Foreign shall cause LCIA to form NewCo, which shall be a wholly-owned Subsidiary of LCIA and Liz Foreign shall form LF BV, which shall be a wholly-owned Subsidiary of Liz Foreign.

(iii)     Promptly following the formation of NewCo and the transactions set forth in Section 6.3(a)(i)(B), Liz Foreign shall cause LCIA and NewCo to execute the NewCo Contribution Agreement whereupon (A) LCIA will contribute all of its assets and Liabilities (including, for the avoidance of doubt, all of the issued and outstanding Mexx Europe Shares) to NewCo, in exchange for NewCo Shares, by means of a notarial deed of issue and transfer of shares pursuant to applicable Law, which deed includes the transfer of the Mexx Europe Shares, and (B) NewCo will accept and assume all such assets and Liabilities.  An auditor’s statement confirming that the aforementioned total contribution is at least equal to the nominal value of the NewCo Shares to be issued by

NewCo to LCIA will be attached to the notarial deed of issue and transfer described in clause (A) of this Section 6.3(a)(iii).

(iv)     Promptly following the completion of the transactions described in Section 6.3(a)(iii), Liz Foreign shall cause LCIA to be wound up and dissolved pursuant to the terms of its organizational documents and in accordance with the relevant provisions of the DGCL and, in accordance therewith, Liz Foreign shall cause LCIA to distribute to Liz Foreign all of its NewCo Shares by means of a notarial deed of transfer of shares.

(v)      Promptly following the completion of the transactions described in Section 6.3(a)(iv), (A) Liz Foreign shall contribute all of its NewCo Shares to LF BV in exchange for share premium (‘agio’) by means of a notarial deed of transfer of shares pursuant to applicable Law, and (B) LF BV shall accept the NewCo Shares.  An auditor’s statement confirming that the aforementioned contribution is at least equal to €0 will be attached to the notarial deed of transfer described in clause (A) of this Section 6.3(a)(v).

(b)        On the terms and subject to the conditions set forth in this Agreement, the Sellers and their respective Affiliates and Subsidiaries may take the restructuring steps set forth on Exhibit D (collectively, together with the transactions set forth in Section 6.3(a)(i) through (a)(v), the “Pre-Closing Restructuring”) on or prior to the Closing Date.

Section 6.4       Shared Contracts; Shared Software.

(a)        Shared Contracts.  Notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and agree that, following the Closing Date, the Shared Contracts shall continue to be owned by the applicable members of the Seller Group.  Prior to the Closing, Liz Foreign shall, and shall cause each member of the Seller Group (solely to the extent relating to the Mexx Europe Assets) to use its reasonable best efforts to obtain the agreement of the other party or parties to any such Shared Contract to continue to provide goods or services in respect of such Shared Contract (as it relates to the Mexx Europe Business) to the Acquired Companies following the Closing on the same terms and conditions as exist at the time such agreement is sought, and, in the event that such agreement cannot be obtained, Liz Foreign shall, and shall cause the members of the Seller Group (solely to the extent relating to such Shared Contract) to, use reasonable best efforts to provide, or cause to be provided, such goods or services provided under the Shared Contract under and subject to the terms and conditions of the Transition Services Agreement; provided, however, that the foregoing shall not require any member of the Seller Group or any of its Affiliates to expend money, commence any Legal Action or offer or grant any accommodation (financial or otherwise) to any third party.  The Buyers agree that no member of the Seller Group shall have any liability whatsoever to the Buyers or the Acquired Companies arising out of or relating to the failure to obtain any such separate agreement.  The Buyers further agree that no representation, warranty, covenant or agreement of any Seller contained herein shall be breached or deemed breach, and no condition of the Buyers shall be deemed not satisfied, as the result of the failure to obtain any such separate agreement or provide such services pursuant to the Transition Services Agreement.  This Section 6.4(a) shall not apply to Shared Contracts for Licensed Shared Software, to which Section 6.4(b)(ii) shall apply.

(b)        Shared Software.  The Parties acknowledge and agree that the members of the Seller Group and the Acquired Companies may each require rights to use the Software set forth in Section 6.4(b) of the Sellers Disclosure Letter currently owned or licensed by the applicable members of the Seller Group (the “Shared Software”).  Notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and agree that, following the Closing Date, the Shared Software shall continue to be owned by the applicable members of the Seller Group or licensed to the applicable members of the Seller Group by a third party.

(i)       With respect to Shared Software that is owned by a member of the Seller Group and freely transferable to an Acquired Company (“Proprietary Shared Software”), notwithstanding anything herein to the contrary, at or prior to the Closing, the applicable member of the Seller Group shall transfer or cause to be transferred to one or more Acquired Companies selected by Parent an equal and undivided joint ownership interest, without any duty to account to each other for the exploitation thereof, in and to all such Proprietary Shared Software.  At or prior to the Closing, Liz Foreign shall, or shall cause the applicable members of the Seller Group (solely with respect to the Proprietary Shared Software) to, cause one working copy of the then-current version of all Proprietary Shared Software (including all source code and associated documentation related thereto) to be delivered to an Acquired Company selected by Parent.  The Acquired Companies shall be free to use, distribute, reproduce, modify, create derivative works of and otherwise exploit the Proprietary Shared Software for any purposes, without restriction of any kind, and without any duty to account to the other (it being understood that each Party shall use reasonable best efforts to maintain the confidentiality of the source code to such Proprietary Shared Software and only disclose such source code to third parties on a need to know basis in the ordinary course of business).  Following the Closing, the members of the Seller Group, on the one hand, and the Acquired Companies, on the other hand, shall retain ownership of all modifications or derivative works made by such party to the Proprietary Shared Software, or on such party’s behalf, with no obligation to disclose or license such modifications or derivative works to the other party.  The Acquired Companies, on the one hand, and the members of the Seller Group, on the other hand, shall be free to transfer, assign, license or otherwise divest their respective interest in and to the Proprietary Shared Software, in whole or in part, without the prior consent of the other party.  Notwithstanding anything to the contrary set forth in this Agreement, the Sellers expressly disclaim any and all representations or warranties that the Proprietary Shared Software, in the form delivered to the Acquired Companies, without the licensing of the third party Software or the use of the hardware specified in Section 6.4(b)(i) of the Sellers Disclosure Letter, is capable of replicating the functionality for which such Proprietary Shared Software is used by the members of the Seller Group.

(ii)      With respect to Shared Software that is licensed to a member of the Seller Group by a third party (“Licensed Shared Software”), Liz Foreign shall, and shall cause the applicable members of the Seller Group (solely with respect to such Licensed

Shared Software) to, use its reasonable best efforts to cause each applicable Software licensor either (x) to consent to the grant to the Acquired Companies by the applicable member of the Seller Group (solely with respect to such Licensed Shared Software) of a sublicense to use the Licensed Shared Software after the Closing in substantially the same manner that the Licensed Shared Software was used in connection with the Mexx Europe Business prior to the Closing, with all expenses associated with such sublicense to be borne by the Buyers or following the Closing, the Acquired Companies (as applicable); or (y) to enter into a separate license with the Acquired Companies providing for the use of the Licensed Shared Software in connection with the Mexx Europe Business; provided, however, in each case, that such cooperation shall not require any member of the Seller Group or any of its Affiliates to expend money, commence any Legal Action or offer or grant any accommodation (financial or otherwise) to any third party.

Section 6.5       Access to Information; Confidentiality.

(a)        Prior to Closing, the Sellers shall, and shall cause the other members of the Seller Group to (solely to the extent related to the Mexx Europe Business or the Pre-Closing Restructuring) at Parent’s sole cost and expense (such amounts to be advanced or reimbursed to the Company (on behalf of the Sellers) promptly upon request of the Company) (i) provide to Parent and its Representatives access at reasonable times upon reasonably prior notice to the officers, employees, properties, books and records of the Seller Group (solely to the extent related to the Mexx Europe Business or the Pre-Closing Restructuring) and the Acquired Companies, and (ii) furnish promptly such information concerning the Mexx Europe Business or the Pre-Closing Restructuring as Parent may reasonably request.  Notwithstanding the foregoing, no member of the Seller Group shall be required to provide such access if doing so is reasonably likely to unreasonably disrupt or impair the business or operations of any member of the Seller Group or any of its Subsidiaries.  Nothing herein shall require any member of the Seller Group or its respective Subsidiaries to disclose information to the extent such disclosure (A) would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) would reasonably be expected to violate any applicable Law.

(b)        Notwithstanding anything to the contrary in this Agreement, Parent and its Representatives shall not have the right to conduct appraisal or environmental and engineering inspections of the real property used by the members of the Seller Group and the Acquired Companies and none of Parent or its Representatives shall have the right to take and/or analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any building or real property.

(c)        The Buyers and the Sellers shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated May 26, 2011 (the “Confidentiality Agreement”), between The Gores Group, LLC and the Company with respect to the information disclosed under this Section 6.5.  Parent hereby acknowledges and agrees that it is bound by the Confidentiality Agreement in the same manner as The Gores Group, LLC and as though it were an original party thereto.

(d)        Parent shall have the right to appoint up to two designees (the “Parent Designees”) who shall have the right from and after the date hereof to be present at the headquarters of the Mexx Europe Business at all times during normal business hours (including by the Sellers causing sufficient office space and assistance to be provided at such location to such persons) in order for such designees to assist in transition planning and monitor compliance with the terms of this Agreement, including Section 6.1 and Section 6.16, and the Sellers shall promptly provide to each Parent Designee such access and shall promptly furnish such information as such Parent Designee may reasonably request in furtherance of the foregoing.

Section 6.6       Contact with Customers, Suppliers and Other Business Relations.  The Buyers hereby agree that, except as contemplated by this Agreement, they are not authorized to and shall not (and shall not permit any of their Representatives or Affiliates to) contact any employee, tenant, landlord, customer, supplier, distributor or other material business relation of any member of the Seller Group or the Acquired Company (in each case, in their capacity as such) regarding the Transactions prior to the Closing without the prior written consent of the Company, so long as such consent is not unreasonably withheld, delayed or conditioned, following which the Company shall take all actions reasonably necessary to facilitate any such contacts.  The Sellers shall be given the reasonable opportunity to participate in discussions and meetings with, and copied on all correspondence of, the Buyers or its Representatives and any landlord prior to Closing.

Section 6.7       Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the Parties shall, and shall cause its respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article IX are satisfied and to consummate the Transactions as promptly as practicable following the date of this Agreement.

Section 6.8       Consents; Filings; Further Action.

(a)        Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the Buyers and the Sellers shall, and the Buyers and the Sellers shall cause each of their respective Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the Transactions under the Securities Act, the Exchange Act, any applicable Competition Law, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law, and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.8 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing.  Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)        As promptly as practicable after the date of this Agreement, each of Parent and the Company shall file and not withdraw any filings required to be made by it with any Governmental Authority in the European Union, in each case, with respect to the Transactions, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c)        Each of Parent (on behalf of the Buyers) and the Company (on behalf of the Sellers) shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the Transactions.  If the Buyers (or any of their respective Affiliates) or the Sellers (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request.  Neither the Buyers (or any of their respective Affiliates) nor the Sellers (or any of their respective Affiliates) shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate, in each case, to the extent practicable.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent (or any of their respective Affiliates) proposes to make or enter into with any Governmental Authority in connection with the Transactions.  In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.

(d)        Notwithstanding anything to the contrary in this Agreement, Parent shall take, and shall cause its Affiliates to take, all actions reasonably necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any Order which would otherwise have the effect of preventing, impairing or materially delaying the Closing, including (i) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses (including, after the Closing Date, any Acquired Company), (ii) terminating, amending or assigning existing relationships or contractual rights and obligations, (iii) changing or modifying any course of conduct regarding future operations, (iv) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein and (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv).  For the avoidance of doubt, Parent shall not require the Sellers or their respective Subsidiaries to, and no Seller or its respective Subsidiaries shall be required to, take any action with respect to any Order or any applicable Law which would bind the Sellers or their respective Subsidiaries irrespective of whether the Transactions occur or otherwise bind the Liz Business.

(e)        From and after the date hereof, the Parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain any consents, authorizations or approvals required under the Material Contracts or the Real Property Leases or other leases, subleases and licenses to which an Acquired Company is a party in order to consummate the Transactions (including waivers from the landlords under the Real Property Leases of the loss of personal rights, rights to increase rents thereunder and a release of the Sellers from any obligations under the Real Property Leases by the landlords effective as of the Closing Date; provided, that such waivers and releases shall not be required for a Consent to be valid for the purpose of this Agreement); provided, however, that the foregoing shall not require any Party or any of its Affiliates to expend money, commence any Legal Action or offer or grant any accommodation (financial or otherwise) to any third party.  The Buyers will execute and deliver all necessary acknowledgements and assumption agreements required by any landlord as a condition to its consent and that are commercially reasonable or which are otherwise required by the terms of the subject Real Property Lease; and shall provide all necessary deliveries certificates of insurance and any other assurances required thereby.

Section 6.9       Public Announcements.  Except as provided for in this Agreement, prior to the Closing, the Parties shall, and shall cause their Affiliates to, consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the Transactions.  Neither Party shall (or shall permit their Affiliates to) issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing or permitting any such release or making any such public statement.

Section 6.10     Expenses.  Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the Party incurring those Expenses, except that Expenses incurred in connection with the filing fees for any filings made under applicable Competition Law shall be borne 50% by Parent and 50% by the Company.

Section 6.11     Financing.

(a)        Equity Financing.

(i)       Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Commitment Letter, each of Parent and

EuCo take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to (A) obtain the Equity Financing contemplated by the Equity Commitment Letter, (B) maintain in effect the Equity Commitment Letter, (C) satisfy on a timely basis all conditions applicable to Parent and EuCo set forth in the Equity Commitment Letter that are within its or its Affiliates’ reasonable control, including by commencing and pursuing Legal Action against the parties thereto, and (D) consummate the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing.

(ii)      Neither Parent nor EuCo shall, or shall permit Sponsor to, amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company.  Parent shall promptly (and in any event within one Business Day) notify the Company of (A) the termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (B) any refusal by Sponsor to provide or any stated intent by the Guarantor to refuse to provide the full financing contemplated by the Equity Commitment Letter when such Financing is required thereunder to be provided.

(b)        Debt Financing.

(i)       Parent shall keep the Company (on behalf of the Sellers) informed of the status of its efforts to arrange any Debt Financing (including providing the Company (on behalf of the Sellers) with copies of draft and definitive agreements and other documents related to such Debt Financing reasonably requested by the Sellers, subject to the terms of applicable confidentiality undertakings).  Each of Parent and EuCo shall, and shall cause each of its Affiliates to, use its reasonable best efforts to (i) consult with the Sellers and their Representatives in connection with the timing, marketing and syndication of any Debt Financing and the negotiation of the definitive agreements with respect to any Debt Financing, and (ii) provide the Company (on behalf of the Sellers) and its Representatives with a reasonable opportunity to review and comment on any financing documents (and drafts thereof, including fee letters) in connection with any Debt Financing; provided, however, that neither Parent nor EuCo shall in any event be required to see that any such additions, deletions or changes are incorporated in the definitive versions of such financing documents.

(ii)      The Sellers shall direct and shall cause the Acquired Companies to, at Parent’s sole cost and expense, use their reasonable best efforts to cooperate with the Buyers and their authorized Representatives in connection with the arrangement of any Debt Financing, including (A) participating on reasonable advance notice, in a reasonable number of meetings and at reasonable locations, with respect to drafting sessions, presentations, road shows, sessions with rating agencies and due diligence, (B) furnishing such financial and other information as may be reasonably requested by the Buyers in connection with such Debt Financing and (C) providing assistance in respect of the preparation of any underwriting or placement agreements, informational and marketing materials, and pledge and security documents and other definitive financing documents; provided, that, in each of (A)

through (C), (w) any private placement memoranda, offering memoranda or prospectuses need not be issued by any Acquired Company prior to the Closing Date, (x) no member of the Seller Group shall be required to become subject to any obligations or liabilities with respect to such agreements or documents, (y) no Acquired Company shall be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing Date and (z) nothing shall obligate (1) any member of the Seller Group to provide a solvency certificate or any similar certificate, to declare or make any determinations with respect to any dividends or to provide any information that would violate any applicable obligations of confidentiality or result in a violation of applicable Law or loss of any privilege or (2) any Acquired Company to provide a solvency certificate or any similar certificate, to declare or make any determinations with respect to any dividends or to provide any information that would violate any applicable obligations of confidentiality or result in a violation of applicable Law or loss of any privilege. Any information provided to the Buyers pursuant to this Section 6.11(b)(ii) shall be subject to the Confidentiality Agreement.  Parent shall promptly reimburse the Sellers for all reasonable out-of-pocket costs and expenses incurred by such members of the Seller Group and the Acquired Companies in connection with such cooperation. The Company (on behalf of the Sellers) and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents (and drafts thereof, including fee letters) and any materials that are to be presented during any meetings conducted in connection with any Debt Financing at which they are present, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested by the Company (on behalf of the Sellers) and its Representatives with respect to the financing documents; provided, however, that neither Parent nor EuCo shall in any event be required to see that any such additions, deletions or changes are incorporated in the definitive versions of such financing documents. The Buyers acknowledge and agree that no member of the Seller Group or any of their respective Affiliates and Representatives shall have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement of any Debt Financing that Parent or EuCo may raise in connection with the Transactions unless attributable to their gross negligence or a material breach of their obligations under this Section 6.11(b)(ii).  Notwithstanding anything to the contrary herein, the condition set forth in Section 9.2(b), as it applies to the Sellers’ obligations under this Section 6.11(b)(ii), shall be deemed satisfied unless any Debt Financing has not been obtained primarily as a result of the Sellers’ gross negligence or willful and material breach of its obligations under this Section 6.11(b)(ii).  Parent and EuCo shall, on a joint and several basis, indemnify and hold harmless the members of the Seller Group and the Acquired Companies, their Subsidiaries and their respective Representatives from and against any and all Damages suffered or incurred by them in connection with the arrangement of any Debt Financing and any information utilized in connection therewith unless attributable to the Sellers’ gross negligence or willful and material breach of their obligations under this Section 6.11(b)(ii).

(iii)     Notwithstanding anything to the contrary contained herein, in the event Parent or its Affiliate provides (or irrevocably commits in writing to provide) funds sufficient to satisfy the ABL European Obligations and the Liz Obligations (or, in the case of the Liz Obligations, such obligations are otherwise satisfied pursuant to Section 2.4(i)), (A) Parent shall have no obligations under Section 5.7 and this Section 6.11 (other than the final sentence of Section 6.11(b)(ii)), and such provisions shall be disregarded, in each case to the extent related to any Debt Financing and (B) the Sellers shall have no obligations under this Section 6.11.

Section 6.12     Ancillary Agreements.  The Parties shall negotiate in good faith the terms of each of the Ancillary Agreements and other documents contemplated herein to be entered into at the Closing, and consistent with the term sheets attached hereto as an Exhibit (if a term sheet is attached for the applicable Ancillary Agreement) and on other customary terms.

Section 6.13     Hedge Contracts.  Between the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Article X, the Sellers may elect to terminate any Hedge Contract (including any Hedge Contract listed in Schedule 6.13 of the Sellers Disclosure Letter) or take any actions necessary with respect to such Hedge Contract, or cause the Acquired Companies to take any such necessary actions, to assign, novate or transfer such Hedge Contract to an Acquired Company or a member of the Seller Group or its Subsidiaries (collectively, “Unwinding Actions”); provided, that no members of the Seller Group shall be obligated to, and no Acquired Company shall or shall be obligated to (without the prior written consent of Parent, so long as such prior written consent is not unreasonably withheld, delayed or conditioned), pay any additional consideration or undertake any additional obligations to any third party in connection with such Unwinding Actions or to surrender, release or modify any rights or remedies in order to take such Unwinding Actions; provided, further, that any actions to be taken by an Acquired Company (including assigning, novating or transferring a Hedge Contract to or from it) shall require the prior written consent of Parent, so long as such consent is not unreasonably withheld, delayed or conditioned).

Section 6.14     Firewall.  The Sellers shall, and shall cause the other members of the Seller Group to, use their reasonable best efforts to implement adequate firewalls and data security protections with respect to any computer operating systems or other Software to which the Acquired Companies will be provided access under the Transition Services Agreement so that, among other things, in performing their obligations under the Transition Services Agreement, any information of the Sellers and their respective Subsidiaries (other than the Acquired Companies), including customer names and account balances unrelated to the Mexx Europe Business and other similar types of information related to the Liz Business, will be segregated and cannot be accessed by any of the Buyers or their respective Affiliates (including, after the Closing, the Acquired Companies).  The Parties agree that Parent shall promptly reimburse the Sellers for 50% of all reasonable out-of-pocket costs and expenses incurred by such members of the Seller Group and prior to the Closing, the Acquired Companies, in connection with their compliance with this Section 6.14.  The Buyers shall, and shall cause their respective Affiliates to, use their reasonable best efforts, in accordance with applicable Law and industry practice at the time, to maintain the confidentiality and security of all confidential information of the Sellers and their respective Affiliates that is unrelated to the Mexx Europe Business, including customer names and account balances unrelated to the Mexx Europe Business and other similar types of information related to the Liz Business.  The Buyers agree that they shall not, and shall cause their respective Affiliates to not, access or attempt to access any such information and in the event any such information is disclosed to or otherwise accessed or received by the Buyers or one of their respective Affiliates, Parent shall promptly inform the Company (on behalf of the Sellers) of such fact.  From and after the Closing, the Sellers shall, and shall cause their respective Affiliates to, use their reasonable best efforts, in accordance with applicable Law and industry practice at the time, to maintain the confidentiality and security of all confidential information of the Buyers and their respective Affiliates that is unrelated to the Liz Business, including customer names and account balances unrelated to the Liz Business and other similar types of information related to the Mexx Europe Business.  The Sellers agree that from and after the Closing, they shall not, and shall cause their respective Affiliates to not, access or attempt to access any such information and in the event any such information is disclosed to or otherwise accessed or received by the Sellers or one of their respective Affiliates, Seller shall promptly inform Parent (on behalf of the Buyers) of such fact.

Section 6.15     Affiliated Transactions.  Except as otherwise contemplated by this Agreement, the Ancillary Agreements, the Shared Contracts, the LCIA Contribution Agreement, the LCIA Distribution Agreement and NewCo Contribution Agreement or as set forth in Section 6.15 of the Sellers Disclosure Letter, all contracts, arrangements or other commitments between a member of the Seller Group or any of their Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand, shall be terminated with effect as of the Fiscal Month End Date prior to the Closing with no further costs or Liabilities on the part of the Seller Group and its Affiliates or any Acquired Company.  For the avoidance of doubt, immediately prior to the Fiscal Month End Date immediately prior to the Closing, the Sellers shall cause any Indebtedness owing from any of the Acquired Companies to the Sellers or their Affiliates to be contributed to the capital of the Acquired Companies or otherwise discharged in a manner reasonably acceptable to Buyer, other than any Liz Indebtedness incurred following the date of this Agreement in compliance with the terms hereof which shall be discharged in accordance with Section 7.15.

Section 6.16     Planned Store Closures.  From the date hereof until the Closing, the Sellers shall, and shall cause their Affiliates to direct the Acquired Companies to, use their reasonable best efforts to implement the Store Closure Plan in accordance therewith, including in accordance with the timetable set forth therein; provided, that neither the Sellers, their Affiliates nor the Acquired Companies shall be obligated to engage in or otherwise pursue any Legal Action in connection with the implementation of the Store Closure Plan.

Section 6.17     Exclusivity.  Until the earlier of the Closing and the termination of this Agreement pursuant to its terms, the Sellers shall not, and shall direct their respective

Affiliates and Representatives not to: (a) knowingly initiate, solicit or make any proposal or offer with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving the Acquired Companies, or any purchase of all or a substantial portion of the assets of the Mexx Europe Business (a “Proposal”); or (b) other than informing Persons of the existence of this Section 6.17 or communicating that such Person is not permitted to engage in such activity at such time, engage in any negotiations concerning, or provide any confidential or non-public information or data to, or have any substantive discussions with, any Person that has made a Proposal.  The Sellers shall, and shall direct their Affiliates and Representatives to, immediately terminate all discussions or negotiations with all Persons who have made Proposals that are currently ongoing and shall promptly request the prompt return or destruction of any confidential information provided to (and terminate the VDR access of) such Person in connection with such Person’s consideration of a possible Proposal.  Notwithstanding the foregoing, the term “Proposal” shall not include, and nothing in this Section 6.17 shall impair or apply to, any offer, inquiry or proposal to acquire all or substantially all of the assets or shares of Capital Stock of the Company and its Subsidiaries, taken as a whole.

ARTICLE VII
POST-CLOSING COVENANTS

Section 7.1       Misallocated Assets or Liabilities.

(a)        If at any time within 15 months following the Closing, any member of the Seller Group or any Acquired Company, on the one hand (either, the “Initiating Party”) reasonably determines in good faith that any member of the Seller Group or any Acquired Company, on the other hand (either, the “Other Party”) is in possession of any asset that should have been transferred to or retained by the Initiating Party in connection with the Transactions or (ii) the Initiating Party is subject to any Liability that should have been transferred to or retained by the Other Party in connection with the Transactions (any such asset or Liability, a “Misallocated Asset/Liability”), then the Initiating Party may provide written notice, in reasonable detail, to the Other Party informing the Other Party of such Misallocated Asset/Liability.  Upon receipt of such notice, the Initiating Party and the Other Party shall negotiate in good faith to reach agreement on the allocation of the Misallocated Asset/Liability.

(b)        If the Initiating Party and the Other Party are unable to reach such agreement on the allocation of the Misallocated Asset/Liability, then such parties shall within five Business Days following (as applicable) any of (i) the 120th day following the Closing Date, (ii) the 240th day following the Closing Date or (iii) the 15-month anniversary of the Closing Date (each such date, a “Dispute Resolution Date”) appoint Grant Thornton (the “Consulting Firm”) to determine the allocation of all Misallocated Assets/Liabilities existing on such Dispute Resolution Date.  The Consulting Firm, acting as an expert and not as an arbitrator, shall determine, in accordance with the provisions of this Section 7.1(b), in a manner consistent with the allocations of similar assets or Liabilities hereunder and based on the historical usage of such asset or Liability as evidenced by the properties, books, records and working papers, and personnel of the members of the Seller Group, the allocation of each such Misallocated Asset/Liability.  Each of the Initiating Party and the Other Party shall provide the Consulting Firm with reasonable access to such Party’s properties, books, records and working papers and personnel for interviews, depositions, testimonies and other relevant procedures in order to determine the historic usage of such asset or Liability.  Such decision shall be set forth in writing and shall be final and binding upon such parties.  The cost of such review and determination by the Consulting Firm shall be borne equally by the Company and Parent.

(c)        The Parties shall, and shall cause their respective Subsidiaries to, cooperate and assist in transferring, and take all actions necessary to transfer, or cause to be transferred, any Misallocated Asset/Liability to the appropriate Party or its applicable Subsidiary, including by making available to the extent necessary their respective books, records, work papers and personnel.  In case of any transfer of an asset that is a Misallocated Asset/Liability, the Other Party shall be deemed to have held such asset in trust for the Initiating Party or its applicable Subsidiary during the period from the Closing to the date of such transfer.

Section 7.2       Delayed Assets and Liabilities.

(a)        From and after the Closing Date, notwithstanding any other provision of this Agreement, any Mexx Europe Asset, the assignment, transfer, conveyance or delivery of which to the Acquired Companies in connection with the Transactions without the consent, authorization, approval or waiver of a third party (a “Consent”) would constitute a breach or other contravention of Law or the terms of such Mexx Europe Asset (a “Delayed Asset”), shall not be assigned, transferred, conveyed or delivered to the Acquired Companies until such time as such Consent is obtained, at which time such Delayed Asset shall be automatically assigned, transferred, conveyed or delivered without further action on the part of the members of the Seller Group (solely to the extent related to the Mexx Europe Assets).

(b)        Until such time as such Consent is obtained, (i) each Party (and its applicable Subsidiaries) shall use reasonable best efforts to obtain the relevant Consent,  (ii) Liz Foreign shall endeavor to provide, or cause the applicable members of the Seller Group (solely to the extent related to the Mexx Europe Assets) to provide, the Acquired Companies with the benefits under each Delayed Asset as if such Delayed Asset had been assigned to the Acquired Companies (including by means of any subcontracting, sublicensing or subleasing arrangement), if the same is permitted under the applicable Delayed Asset, (iii) Liz Foreign shall, and shall cause the applicable members of the Seller Group (solely to the extent related to such Delayed Asset) to, promptly pay over to the Acquired Companies payments received by the applicable members of the Seller Group (solely to the extent related to such Delayed Asset) after the Closing in respect of all Delayed Assets, and (iv) the Acquired Companies shall be responsible for the Liabilities of the members of the Seller Group (solely to the extent related to such Delayed Asset).  Notwithstanding any other provision in this Agreement to the contrary, (x) following the assignment, transfer, conveyance and delivery of any Delayed Asset, the applicable Delayed Asset shall be treated for all purposes of this Agreement as a Mexx Europe Asset and any related Liability as a Mexx Europe Liability, and (y) in exercising its reasonable best efforts under this Section 7.2(b), the members of the Seller Group and their respective Affiliates shall not be obligated to pay any consideration or undertake any obligations to any third party.

(c)        From and after the Closing Date, the Parties shall use their reasonable best efforts to obtain, or to cause to be obtained, any release, consent, substitution, approval or amendment required to novate and assign all Liabilities under agreements, leases, licenses and other Liabilities of any nature whatsoever that constitute Mexx Europe Liabilities or to obtain in writing the unconditional release of all parties to such arrangements other than the Acquired Companies so that, in any such case, the Acquired Companies will be solely responsible for such Liabilities; provided, however, that none of the Parties or any of their respective Affiliates shall be obligated to pay any consideration or undertake any obligations to any third party from whom any such release, consent, approval, substitution or amendment is requested or to surrender, release or modify any rights or remedies in order to obtain any such release, consent, approval, substitution or amendment.

(d)        The Buyers hereby agree that the failure to obtain any such Consent referred to in this Section 7.2 or the failure of any such Delayed Asset to constitute a Mexx Europe Asset or any circumstances relating therefrom shall not constitute a breach by any Seller of any representation, warranty, covenant or agreement under this Agreement or any of the Ancillary Agreements.

Section 7.3       Indemnification.

(a)        Indemnification by Parent.  From and after the Closing, subject to the limitations set forth in Section 7.3(c) herein, Parent shall, and shall cause each Acquired Company to, jointly and severally, indemnify, defend and hold harmless each member of the Seller Group and each of their respective Subsidiaries, and each of their respective directors, officers, employees and agents (the “Seller Indemnitees”) from and against any and all damages, losses, liabilities, judgments, fines, costs and expenses (including reasonable expenses of investigation and reasonable out-of-pocket fees and expenses of counsel) (“Damages”) incurred or suffered by a Seller Indemnitee arising out of or in connection with (i) any inaccuracy in or breach as of the date hereof or as of the Closing Date of any of the Specified Representations made by Parent, or (ii) any breach of any covenant or agreement made by Parent in this Agreement.

(b)        Indemnification by Sellers.  From and after the Closing, subject to the limitations set forth in Section 7.3(c), the Sellers shall jointly and severally, indemnify, defend and hold harmless Parent, each Acquired Company and each of their respective Affiliates, and each of their respective directors, officers, employees, partners, equity holders and agents and other representatives (the “Buyer Indemnitees”) from and against any and all Damages incurred or suffered by any Buyer Indemnitee arising out of or in connection with (i) any inaccuracy in or breach as of the date hereof or as of the Closing Date of any of the Specified Representations made by the Sellers, (ii) any breach of any covenant or agreement made by Sellers in this Agreement, (iii) the Retained Liabilities

(including any Liability that is a Misallocated Asset/Liability as finally allocated in accordance with Section 7.1) or (iv) the Advisor Expenses.

(c)        Limitations on Indemnification Obligations.

(i)       Except with respect to breaches of the Fundamental Representations, (A) the Sellers shall not have any obligation to indemnify any Buyer Indemnitee pursuant to Section 7.3(b)(i) unless and until the aggregate amount of all such individual Damages incurred or sustained by all Buyer Indemnitees with respect to which the Buyer Indemnitees would otherwise be entitled to indemnification under Section 7.3(b)(i) and under Section 7.2(b)(i) of the Asset Purchase Agreement exceeds €1,000,000 (the “Deductible”), whereupon the Sellers shall be liable for all Damages in excess of the Deductible, and (B) the aggregate liability of the Sellers to indemnify (or to cause to be indemnified) the Buyer Indemnitees for Damages under Section 7.3(b)(i) and under Section 7.2(b)(i) of the Asset Purchase Agreement shall in no event exceed €5,000,000 (the “Cap”).

(ii)      (A) Parent shall not have any obligation to indemnify (or to cause to be indemnified) any Seller Indemnitees pursuant to Section 7.3(a)(i) unless and until the aggregate amount of all individual Damages incurred or sustained by all Seller Indemnitees with respect to which the Seller Indemnitees are entitled to indemnification under Section 7.3(a)(i) and under Section 7.2(a)(i) of the Asset Purchase Agreement exceeds the Deductible, whereupon Parent shall be liable for all Damages in excess of the Deductible, and (B) the aggregate liability of Parent to indemnify (or to cause to be indemnified) the Seller Indemnitees for Damages under Section 7.3(a)(i) and under Section 7.2(a)(i) of the Asset Purchase Agreement shall in no event exceed an amount equal to the Cap.

(iii)     Any Liability subject to indemnification pursuant to this Section 7.3 shall be (A) net of Insurance Proceeds actually recovered, (B) net of any proceeds actually recovered by an Indemnified Party from any third party for indemnification for such Liability (“Third-Party Proceeds”), (C) reduced by any Tax benefit actually realized by the Indemnified Party for the taxable period in which the indemnified Damage giving rise to such Liability occurs (calculated on a with and without basis) as a result of the incurrence or payment of such Damage, and (D) increased by any Tax detriment actually incurred by the Indemnified Party for the taxable period in which the Indemnity Payment in respect of such Damage is received or accrues as a result of the receipt or accrual of such Indemnity Payment.  The amount which an Indemnifying Party is required to pay pursuant to this Section 7.3 to any Indemnified Party will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by the Indemnified Party in respect of the related Liability.  If an Indemnified Party receives a payment required by this Agreement from an Indemnifying Party in respect of any Damages (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds, then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.  Each of the Parties shall use its reasonable best efforts to mitigate any Damages that are indemnifiable hereunder upon and after becoming aware of any event or condition that would reasonably be expected to give rise to such Damages.

(d)        Third-Party Claims. Promptly after the receipt by any Person entitled to indemnification pursuant to this Section 7.3 (the “Indemnified Party”) of notice of the commencement of any Legal Action (other than a Contest) involving a third party (such Legal Action, a “Third-Party Claim”) such Indemnified Party shall, if a claim with respect thereto is to be made against any party or parties obligated to provide indemnification pursuant to this Section 7.3 (the “Indemnifying Party”), give such Indemnifying Party written notice of such Third-Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party; provided that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall materially prejudice any defense or claim available to the Indemnifying Party.  The Indemnifying Party shall be entitled to assume the defense of any Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense; provided, that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third-Party Claim if: (i) the Third-Party Claim relates to or arises in connection with any criminal Legal Action; (ii) the Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party; (iii) the Third-Party Claim has or would reasonably be expected to result in Damages in excess of the amounts available for indemnification pursuant to Section 7.3(c); or (iv) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim. If the Indemnifying Party assumes the defense of any Third-Party Claim: (i) it shall not settle or compromise such Third-Party Claim without the prior written consent of the Indemnified Party unless (A) the settlement or compromise does not entail any admission of liability on the part of any Indemnified Party, (B) the settlement or compromise includes an unconditional release of each Buyer Indemnitee or Seller Indemnitee, as applicable, reasonably satisfactory to the Indemnified Party, from all Damages with respect to such Third-Party Claim, (C) the settlement or compromise is solely for monetary damages that will be promptly paid by the Indemnifying Party and (D) the settlement or compromise does not relate to the ongoing business of the Indemnified Party; (ii) it shall indemnify and hold the Indemnified Party harmless from and against any and all Damages caused by or arising out of any settlement or judgment of such claim and may not claim that it does not have an indemnification obligation with respect thereto; and (iii) the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third-Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party; provided, that the fees, costs and expenses of such counsel shall be at the expense of the Indemnifying Party if the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnified Party shall not settle any Third-Party Claim, unless such settlement is consented to in writing by the Indemnifying Party, so long as such consent is not unreasonably withheld, conditioned or delayed.  Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third-

Party Claim.  Any consent to be given by a Buyer Indemnitee under this Section 7.3(d) shall be given by the Parent acting on behalf of such Buyer Indemnitee and any consent to be given by a Seller Indemnitee under this Section 7.3(d) shall be given by the Seller acting on behalf of such Seller Indemnitee.

(e)        Effect of Knowledge. Notwithstanding anything to the contrary contained herein (i) no right of indemnification pursuant to this Agreement shall be limited by reason of any investigation or audit conducted before or after the Closing or the knowledge of any Party of any breach of a representation, warranty, covenant or agreement by any other Party at any time, or the decision of any Party to complete the Closing, and (ii) Buyers shall have the right, irrespective of any knowledge or investigation of the Buyers (or their respective Affiliates, agents or Representatives), to rely fully on the representations, warranties and covenants of the Sellers contained herein.

(f)         Survival.  None of the representations and warranties contained in this Agreement shall survive the Closing Date, except for (i) Section 4.25 (Mexx Europe Assets) and Section 4.19 (Affiliated Transactions), each of which shall continue in full force and effect for 15 months following the Closing Date and thereafter, except as expressly provided in the last sentence of this Section 7.3(f), no claims may be made in respect thereof, and (ii) the Fundamental Representations, which shall continue in full force and effect indefinitely (the representations specified in (i) and (ii) collectively, the “Specified Representations”).  Claims for indemnification under this Agreement for any failure to perform in breach of any covenant in this Agreement that by its terms requires performance prior to Closing shall survive the Closing for a period of 15 months following the Closing Date and shall expire immediately thereafter.  Claims for indemnification under this Agreement for any failure to perform in breach of any covenant in this Agreement that by its terms requires performance following the Closing shall survive the Closing in accordance with its terms and if no such term is specified, indefinitely.  Notwithstanding the preceding sentence, if an Indemnified Party delivers written notice to an Indemnifying Party of a claim for indemnification under Section 7.3 for a breach of any representation, warranty, covenant or agreement set forth herein within the applicable expiration date, such claim shall survive until finally resolved or judicially determined.

(g)        Indemnity Payments.  Any indemnity payments under Section 7.3 or Section 7.4 shall be treated by the Parties for federal, provincial, state and local income tax purposes (whether foreign or domestic) as a non-taxable reimbursement or purchase price adjustment, except to the extent that a contrary treatment is required by applicable Law.

(h)        Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement, from and after the Closing, indemnification pursuant to the provisions of this Section 7.3 shall be the sole and exclusive remedy of any Party and each of its respective Affiliates (including, in the case of the Buyers after the Closing, the Acquired Companies) for any misrepresentation or any breach of any representation, warranty, covenant or other provision or agreement contained in this Agreement and for any and all other claims arising under, out of or related to this Agreement, the negotiation or execution hereof, or the Transactions, and no Party or any of its respective Affiliates (including, in the case of the Buyers after the Closing, the Acquired Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties, on behalf of themselves and their respective Affiliates (including, in the case of the Buyers after the Closing, the Acquired Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 7.3(h) shall limit the right of any Party to specific performance pursuant to Section 11.15; provided, further, in each case, that disputes as to financial matters referred to in Section 2.4 shall be resolved solely in accordance with Section 2.4.

Section 7.4       Tax Matters.

(a)        Sellers’ Liability.  From and after the Closing, Sellers shall be liable for and pay, and shall indemnify the Acquired Companies against, any and all Taxes imposed on any Acquired Company, or for which any Acquired Company may be liable:

(i)       for any taxable year or period that ends on or before the Closing Date and, with respect to any period commencing before and ending after the Closing Date (a “Straddle Period”), for the portion of such Straddle Period ending on and including the Closing Date;

(ii)      with respect to the transactions contemplated by this Agreement (except as otherwise provided in Section 7.4(g), relating to conveyance Taxes);

(iii)     as a direct consequence of the Pre-Closing Restructuring;

(iv)     as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group of companies at any time prior to the Closing Date, including any Taxes imposed because of the exit of such Acquired Company from such group as a result of the transactions contemplated by this Agreement; or

(v)      as a result of an obligation incurred by such Affiliated Company prior to the Closing Date to indemnify any other Person for Taxes or as successor to, or transferee of assets from, any other Person;

provided, however, that Sellers shall not be liable for and pay, and shall not indemnify the Acquired Companies against, any Taxes imposed on any Acquired Company, or for which any Acquired Company may be liable, attributable to any action taken on or after the Closing by Parent or any Acquired Company (other than any such action expressly required by applicable Law or by this Agreement) or attributable to a breach by Parent of its obligations under this Agreement.

(b)        Straddle Periods.  For purposes of this Section 7.4, Taxes for a Straddle Period will be allocated between the portion of the Straddle Period that ends at the end of the Closing Date and the remaining portion of the Straddle Period in the following manner:

(i)       Any Tax not specified in clause (ii) below will be allocated based on a “closing of the books” as of the end of the Closing Date.

(ii)      Real and personal property Taxes will be prorated based on the ratio of the number of days in the portion of the Straddle Period ending on the Closing Date to the number of days in the remaining portion of the Straddle Period.

(c)        Tax Returns.

(i)       Taxable Periods Ending on or Before the Closing Date.

(A)       Sellers will prepare or cause to be prepared and file or cause to be filed (i) all Tax Returns for the Acquired Companies for all taxable periods ending on or prior to the Closing Date that are required to be filed on or prior to the Closing Date, (ii) all U.S. Tax Returns for the Acquired Companies for all taxable periods ending on or prior to the Closing Date that are required to be filed after the Closing Date, and (iii) all U.S. Tax Returns for the Acquired Companies for all Straddle Periods, and, in each case, Sellers shall cause the Acquired Companies to timely pay all Taxes due with respect to such Tax Returns.  Except as otherwise required by applicable Law, or as agreed to in writing by Parent, all Tax Returns which Sellers are required to file or cause to be filed in accordance with this section will be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position will be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods.  Sellers will provide to Parent copies of such Tax Returns that are income Tax Returns at least 30 calendar days before such income Tax Returns are required to be filed.  Parent will notify Sellers of any proposed revisions to such income Tax Returns within 10 calendar days after receipt of such income Tax Returns from Sellers, and Sellers shall consider such proposed revisions in good faith.  If the Parties are unable to resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to Sellers and Parent.  The fees and expenses of such accounting firm shall be borne 50% by Sellers and 50% by Parent.  Sellers will provide or make available to Parent copies of such Tax Returns that are not income Tax Returns within 10 calendar days after the date such non-income Tax Returns are filed.  Nothing in this Agreement will be construed as preventing Sellers or the Acquired Companies from timely filing of any Tax Returns.

(B)       Parent will prepare or cause to be prepared and file or cause to be filed all non-U.S. Tax Returns for the Acquired Companies for all taxable periods ending on or prior to the Closing Date that are required to be filed after the Closing Date, and Parent shall cause the Acquired Companies to timely pay all Taxes due with respect to such Tax Returns.  Except as otherwise required by applicable Law, or as agreed to in writing by Sellers, all Tax Returns which Parent is required to file or cause to be filed in accordance with this section will be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position will be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods.  Sellers will cooperate in the preparation of such Tax Returns by, inter alia, providing Purchasers with such information as Parent may reasonably request with respect to periods ending on or before Closing, including copies of Tax Returns and records relating to prior periods.  Parent will provide to Sellers copies of such Tax Returns that are income Tax Returns at least 30 calendar days before such income Tax Returns are required to be filed.  Sellers will notify Parent of any proposed revisions to such income Tax Returns within 10 calendar days after receipt of such income Tax Returns from Parent.  Parent shall consider such proposed revisions in good faith.  If the Parties are unable to resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to Sellers and Parent.  The fees and expenses of such accounting firm shall be borne 50% by Sellers and 50% by Parent.  Parent will provide or make available to Sellers copies of such Tax Returns that are not income Tax Returns within 10 calendar days after such non-income Tax Returns are filed.  Nothing in this Agreement will be construed as preventing Parent or the Acquired Companies from timely filing of any Tax Returns.  Sellers will promptly and fully reimburse the Acquired Companies for Taxes due with respect to all Tax Returns described in the first sentence of this Section 7.4(c)(i)(B).

(ii)      Straddle Periods.  Parent will prepare or cause to be prepared and file or cause to be filed any non-U.S. Tax Returns of the Acquired Companies for Straddle Periods, and Parent shall cause the Acquired Companies to timely pay all Taxes due with respect to such Tax Returns.  Except as otherwise required by applicable Law, or as agreed to in writing by Sellers, all Tax Returns which Parent is required to file or cause to be filed in accordance with this section will be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position will be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods.  Sellers will cooperate in the preparation of such Tax Returns, by, inter alia, providing Parent with such information as Parent may reasonably request with respect to periods ending on or before the Closing Date, including copies of Tax Returns and records relating to prior periods.  Parent will provide to Sellers copies of such Tax Returns for Straddle Periods that are income Tax Returns (together with a calculation of the allocation pursuant to Section 7.4(b) of the Tax shown on each such income Tax Return between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period starting on the day after the Closing Date) at least 30 calendar days before such income Tax Returns are required to be filed.  Sellers will notify Parent of any proposed revisions to such income Tax Returns (or such allocation) within 10 calendar days after receipt of such Tax Returns from Parent.  Parent shall consider such proposed revisions in good faith.  If the Parties are unable to resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to Sellers and Parent.  The fees and expenses of such accounting firm shall be borne 50% by Sellers and 50% by Parent.  Parent will provide or make available to Sellers copies of Tax Returns for Straddle Periods that are not income Tax Returns within 10 calendar days after the date such non-income Tax Returns are filed, and Parent will provide or make available to Sellers an allocation schedule or schedules (prepared in accordance with Section 7.4(b)) with respect to such non-income Tax Returns as promptly thereafter as is practical.  Nothing in this Agreement will be construed as preventing Parent or any Acquired

Company from timely filing of any Tax Returns.  Sellers will promptly and fully reimburse the Acquired Companies for the portion of the Taxes due with respect to such Tax Returns that is allocable to the portion of such Straddle Period ending on the Closing Date (as determined pursuant to Section 7.4(b)).

(d)        Refunds.  The Sellers will be entitled to any Tax credits and refunds (including interest received thereon, but less reasonable out-of-pocket expenses incurred by the Acquired Companies in obtaining such credit or refund) received by or credited to the account of the Acquired Companies in respect of any taxable period (or portion thereof) that ends on or before the Closing Date; provided, that such Tax refund or credit does not result from a Tax carryback from a taxable period that begins after the Closing Date (in which case it will be for the benefit of the Acquired Companies); provided, further, that Parent may apply such refund or credit (including interest thereon, but less such reasonable expenses) against any amounts due from Sellers to Parent, the Acquired Companies or their Affiliates pursuant to this Section 7.4.  Subject to the foregoing provisions, Parent shall cause such refund or the amount of such credit to be paid to the Sellers promptly after it is received, allowed or applied against any Tax liability.  The Acquired Companies shall be entitled to all credits and refunds (including interest received thereon) not described in the preceding sentence.

(e)        Tax Contests; Cooperation.

(i)         The Sellers and Parent shall, and Parent shall cause each Acquired Company to, furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Acquired Companies as is reasonably requested for the filing of any Tax Returns, the review of any Tax Returns by the non-filing Party pursuant to the provisions of subsection (c), and the preparation, prosecution, defense or conduct of any audit, claim for refund or proceeding relating to an asserted Tax liability (a “Contest”).  Any information obtained under this Section 7.4(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.  The conduct of all Contests shall be controlled by the Acquired Companies, except as otherwise provided in clauses (ii) and (iii) below.

(ii)        In the case of a Contest after the Closing Date that involves the Acquired Companies and relates solely to Taxes for which Parent is indemnified under Section 7.4(a), the Sellers shall control the conduct of such Contest, through counsel of their own choosing and at their own expense; provided that Parent shall have the right to participate in such Contest at its own expense, and Seller shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to affect the Tax liability of the Acquired Companies for any taxable year (or portion thereof) beginning after the Closing Date without the consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

(iii)       In the case of a Contest after the Closing Date that involves the Acquired Companies and relates both to taxes for which Parent is indemnified under Section 7.4(a) and Taxes for which Parent is not indemnified under Section 7.4(a), Parent shall control the conduct of such Contest, but the Sellers shall have the right to participate in such Contest at their own expense.  Neither Parent nor the Acquired Companies shall settle, compromise and/or concede such Contest without the consent of the Sellers, which consent shall not be unreasonably withheld, delayed or conditioned.

(f)         Retention of Records.  From and after the Closing, the Parties shall, and shall cause their Affiliates to, (a) use its reasonable best efforts to properly retain and maintain the Tax and accounting records of the Acquired Companies that relate to taxable periods beginning on or before the Closing Date for seven years and shall thereafter provide the other Party with 90 days’ written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (b) transfer such records to the Sellers upon its written request prior to any such destruction, abandonment or disposition and (c) allow the other Party and its Affiliates and their respective Representatives, at times and dates reasonably and mutually acceptable to the Parties, to from time to time inspect and review such records as is necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by the inspecting Party during normal business hours.  Any information obtained under this Section 7.4(f) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.  Nothing herein shall require any Party or its respective Subsidiaries to disclose information to the extent such disclosure (i) may result in a waiver of attorney-client privilege, work product doctrine, or similar privilege, or (ii) may violate any applicable Law or any confidentiality obligation of such Party or its respective Subsidiaries.

(g)        Conveyance Taxes.  All sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or similar Taxes incurred as a result of the Transactions shall be borne 50% by Sellers and 50% by Parent.  For the avoidance of doubt, the immediately preceding sentence shall not apply to any income Taxes imposed on, or measured by, income or gains realized by Sellers as a result of the Transactions; such Taxes shall be the sole responsibility of Sellers.  The Sellers and Parent agree to jointly file all required change of ownership and similar statements.

(h)        Termination of Tax Allocation Agreements.  Any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters between the Acquired Companies, on the one hand, and any Seller or any of its Affiliates, on the other hand, shall be terminated as to the Acquired Companies as of the Closing Date and, from and after the Closing Date, none of the Acquired Companies shall be obligated to make any payment pursuant to any such agreement or arrangement for any past or future period.

(i)         Tax Elections.  From and after the Closing Date, Parent shall not, and shall cause each Acquired Company not to, without the prior consent of the Sellers (which consent will not be denied, delayed or conditioned unreasonably), make, cause or permit to be made, any Tax election, or adopt or change any method of accounting, or undertake any extraordinary action on the Closing Date, that is reasonably expected to materially increase the Tax liability of the Sellers or any of their Affiliates for any period or portion thereof ending on or prior to the Closing Date.  Notwithstanding the foregoing, neither

Parent nor any Acquired Company shall be required to submit any Tax Returns to any Governmental Agency that Parent or such Acquired Company believes are not full, complete and accurate in all material respects or otherwise not in compliance with Law.

Section 7.5       Directors’ and Officers’ Indemnification and Insurance.

(a)        From and after the Closing, Parent shall, and shall cause each Acquired Company to, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former Liz Service Providers, Mexx Europe Service Providers and the fiduciaries of any Mexx Europe Benefit Plans (the “Employee Indemnified Parties”) as provided in (i) the organizational documents of the applicable members of the Seller Group and the Acquired Companies Organizational Documents or (ii) agreements between an Employee Indemnified Party and any Acquired Company, in each case in effect at the Closing Date, to survive the Transactions and to continue in full force and effect for a period of not less than six years after the Closing Date, or, if longer, for such period as is set forth in any applicable agreement with an Employee Indemnified Party in effect on the date of this Agreement.

(b)        From and after the Closing, Parent shall, and shall cause each Acquired Company to, jointly and severally, indemnify all Employee Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of an Acquired Company, whether asserted or claimed at or after or occurring before the Closing Date (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions).  If any Employee Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent shall, and shall cause each Acquired Company to, jointly and severally, advance as incurred any Damages arising out of or incurred in connection with such Legal Action, subject to Parent’s receipt of an undertaking by or on behalf of such Employee Indemnified Party, if required by applicable Law, to repay such Damages if it is ultimately determined under applicable Law that such Employee Indemnified Party is not entitled to be indemnified.  In the event of any such Legal Action, (i) Parent shall, and shall cause each Acquired Company to, cooperate with the Employee Indemnified Party in the defense of any such Legal Action and (ii) Parent shall not, and shall cause each Acquired Company not to, settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Employee Indemnified Party is a party (and in respect of which indemnification could be sought by such Employee Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Employee Indemnified Party from all liability arising out of such Legal Action.

(c)        The Sellers shall, or shall cause their Affiliates to, maintain in effect for at least six years after the Closing Date for all Employee Indemnified Parties a tail directors and officers insurance policy containing coverage, amounts, terms and conditions which are no less advantageous (to the Acquired Companies and such persons) with respect to claims arising out of or relating to events which occurred before or at the Closing Date (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions) as those currently in place (the “Tail D&O”), except that the aggregate policy limit for the Tail D&O shall be $10,000,000.  The Sellers shall be the indemnitor of first resort to the extent of the amount recoverable under the Tail D&O.

(d)        The covenants contained in this Section 7.5 are intended to be for the benefit of, and shall be enforceable by, each of the Employee Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Employee Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

Section 7.6       Release.  Notwithstanding anything to the contrary in this Agreement, effective at and after the Closing:

(a)        each Buyer, on behalf of the Acquired Companies (the “Mexx Parties”), releases, acquits and forever discharges each of the Sellers and their Affiliates (excluding for the avoidance of doubt, the Acquired Companies) (collectively the “Liz Parties”), and each Seller, on behalf of itself and the Liz Parties, releases, acquits and forever discharges the Mexx Parties, from any and all claims, demands, damages, actions, causes of action, rights, costs, losses, expenses, compensation or suits in equity, of whatsoever kind or nature, in contract or in tort, at law or in equity, in each case that such Persons might have because of anything done, omitted, suffered or allowed to be done by the Mexx Parties or the Liz Parties, as applicable, prior to Closing, including pursuant to any agreement, understanding, representation or promise by, between or among any Mexx Party, on the one hand, and any Liz Party, on the other hand, in each case whether heretofore or hereafter accruing, whether foreseen or unforeseen and whether known or unknown to such Person, including without limitation, any claim for indemnification, contribution or other relief, any claim relating to the valuation or prospects of the Mexx Europe Business, or any claim relating to any inducement to enter into this Agreement (collectively, the “Released Matters”); provided, that, notwithstanding the foregoing, Released Matters shall not include (i) any indemnification claims by the Buyer Indemnitees or the Seller Indemnitees expressly permitted pursuant to this Agreement (including, for the avoidance of doubt, Section 7.3 hereof) and (ii) any claims to enforce any covenants or agreements in this Agreement or the Ancillary Agreements, in each case, solely to the extent that such covenants or agreements by their terms contemplate performance after the Closing;

(b)        the Buyers and the Sellers (i) agree never to commence, aid or participate in a manner adverse to any Mexx Party or Liz Party, as applicable, in any legal action or other proceeding based in whole or in part upon any Released Matters, except for responding to valid legal process, (ii) acknowledge and agree that this release shall apply to all unknown or unanticipated results of any action of any released Person (a Mexx Party or a Liz Party, as applicable), as well as those known and anticipated, (iii) acknowledges and agrees that no releasing Party (a Buyer or a Seller, as applicable) shall, directly or indirectly, make or permit to be made any claim related to the Released Matters against any person that, to its Knowledge, has a right to seek indemnification, contribution or other relief for such claim from any released Person and that if a releasing

Party makes or permits to be made such a claim and a released Person notifies a releasing Party of such obligation, the releasing Parties shall promptly withdraw or cause to be withdrawn all such claims with prejudice and enter into or cause to be entered into a release thereof in form and substance acceptable to the released Party, (iv) acknowledge and agree that it has provided this release voluntarily, with the intention of fully and finally extinguishing all Released Matters and (v) acknowledges and agrees that the it may hereafter discover claims or facts in addition to or different from those which they now know or believe to exist with respect to the subject matter of this release and which, if known or suspected at the time of executing this release, may have materially affected this Agreement, but nevertheless expressly accept and assume the risk of such possible differences in fact, agree that this release shall be and remain effective, notwithstanding any such differences and hereby waive any rights, claims or causes of action that might arise as a result of such different or additional claims or facts and acknowledge that they understand the significance and potential consequence of such a release of unknown claims.  In furtherance thereof, and without limiting the foregoing, each Buyer, on behalf of the Mexx Parties, and each Seller, on behalf of itself and the other Liz Parties, expressly waives any and all rights and benefits conferred by the provisions of Section 1542 of the California Civil Code (“Section 1542”) and by any similar provision of the applicable Laws of any other jurisdiction, including California, Delaware, New York and Virginia, and expressly consents that this release shall be given full force and effect according to each of its express terms, including those relating to unknown or unsuspected claims.  Section 1542 provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM, MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

Each Buyer, on behalf of the Mexx Parties, and each Seller, on behalf of itself and the Liz Parties, represents that this release is executed voluntarily with full knowledge of its significance and legal effect, consents that the claims released hereunder be construed as broadly as possible and acknowledges and agrees that it has not relied, in whole or in part, on any statements or representations made by or on behalf of the other Party in connection herewith or otherwise.  The release contained in this Section 7.6 shall also be deemed to be a covenant not to sue.  Any breach of this covenant not to sue shall be deemed a breach of this Agreement.

Section 7.7       Insurance.

(a)        Except for any Insurance Policies acquired by the applicable Party or any of its Subsidiaries (including, in the case of the Buyers after the Closing, the Acquired Companies) after the Closing, with respect to any Insurance Policy held by the Acquired Companies, any member of the Seller Group or included in the Retained Assets, including those set forth in Section 7.7(a) of the Sellers Disclosure Letter, that, from and after the Closing, will by its terms cover the Acquired Companies and their respective

Subsidiaries, and the Sellers and their respective Subsidiaries, with respect to acts, omissions and events occurring prior to the Closing, the holder under such Insurance Policy (the “Policy Holder”) shall use its reasonable best efforts to provide the other Party (the “Claiming Party”) access to coverage under such Insurance Policies from and after the Closing with respect to acts, omissions, and events occurring prior to the Closing (such claims, “Pre-Separation Occurrence Based Insurance Claims”).  The Parties agree that any Pre-Separation Occurrence Based Insurance Claims by a Claiming Party under any such Insurance Policy shall receive the same priority and be subject to any deductibles and retentions with all claims by the Policy Holder (whether or not such Pre-Separation Occurrence Based Insurance Claims are made before or after any claims by the Claiming Party).  Pre-Separation Occurrence Based Insurance Claims made by the Sellers and the Acquired Companies shall be treated on a pari passu basis, and each of the Sellers and the Acquired Companies shall be entitled to its pro rata share of the aggregate proceeds payable under each Insurance Policy in respect of such claims, which share shall be determined, at any time, by calculating the percentage of insurance proceeds which have been paid, are due and payable or, but for the exhaustion of the policy, would have been due and payable pursuant to such Insurance Policy in respect of a Pre-Separation Occurrence Based Insurance Claim made by such party as of such time, divided by the insurance proceeds which have been paid, are due and payable or, but for the exhaustion of the policy, would have been due and payable pursuant to such Insurance Policy in connection with all Pre-Separation Occurrence Based Insurance Claims made by the Sellers and the Acquired Companies as of such time (in each case, after taking into account any adjustments for previously paid deductible, retention or similar amounts in respect of such Insurance Policy); provided, that, if it is determined, based on such calculations, that any Seller or any Acquired Company (the “First Party”) has been paid insurance proceeds pursuant to such Insurance Policy in excess (the “Excess Amount”) of the amount of proceeds to which such First Party is entitled in accordance with the terms hereof and as a result of such excess, the other party shall not be paid all or any portion of the amount (the “Shortfall Amount”) that would otherwise be due and payable to such party pursuant to such Insurance Policy in connection with any Pre-Separation Occurrence Based Insurance Claims, the First Party shall reimburse the other party for the Shortfall Amount to the extent of the Excess Amount received by such First Party; provided, further, that, notwithstanding the immediately preceding proviso, if at any time after the Sellers’ and the Acquired Companies’ pro rata shares of the aggregate proceeds payable under each Insurance Policy in respect of any Pre-Separation Occurrence Based Insurance Claim have been determined, one or more additional Pre-Separation Occurrence Based Insurance Claims are made by a Claiming Party that would alter the determination of such pro rata shares, the Parties shall cooperate in re-calculating such pro rata shares to give effect to the amount of such additional Pre-Separation Occurrence Based Insurance Claims.

(b)        With respect to Pre-Separation Occurrence Based Insurance Claims, whether or not known or reported prior to the Closing, the Claiming Party shall report such claims directly to the applicable insurer (with a copy to the Policy Holder) and the Claiming Party shall individually, and not jointly, assume and be responsible for the reimbursement Liability (i.e., deductible or retention) and/or any retrospective premium charges associated with the claim so submitted by it, unless otherwise agreed in writing by the Policy Holder.  The Policy Holder shall cooperate and assist the Claiming Party with respect to such claims (at the expense of the Claiming Party) and take all actions reasonably necessary to cause the insurers to agree that such Liability shall be the individual Liability of the Claiming Party, which shall include arranging for the Policy Holder to post any such collateral in respect of the reimbursement obligations as may reasonably be requested by the insurers.  If any insurer does not reimburse the claims of the Claiming Party, the Claiming Party shall reimburse the Policy Holder for all such Liability costs incurred by the Policy Holder in connection with processing such claim on behalf of the Claiming Party in the same and reasonable manner as prior to the Closing.

(c)        Without limiting the provisions in this Section 7.7, none of the Sellers, on the one hand, and Parent and from and after the Closing, the Acquired Companies, on the other hand, shall be liable to the other under this Section 7.7 for any claims, or portions of claims, not reimbursed by insurers under any Insurance Policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any Claiming Party, or any defect in such claim or its processing.

(d)        Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, from and after the Closing, the Acquired Companies (i) shall not be entitled to submit claims for coverage under the Insurance Policies held by or for the benefit of the members of the Seller Group set forth on Section 7.7(d) of the Sellers Disclosure Letter and (ii) with respect to any claims permitted under Section 7.7, shall be permitted to submit claims under this Section 7.7 solely as a claimant and not as a named insured.  Without limiting the immediately preceding sentence, from and after the Closing, the Buyers shall not, and shall cause the Acquired Companies not to, submit any claim for coverage under any such scheduled Insurance Policy held by or for the benefit of the members of the Seller Group and the Buyers hereby waive, and following the Closing shall cause the Acquired Companies to waive, any and all claims in respect of or rights to receive proceeds under each such Insurance Policy.

Section 7.8       Trademarks.

(a)        Except as otherwise specifically provided in this Agreement or any Ancillary Agreement, as soon as reasonably practicable after the Closing, but in any event within six months thereafter: (i) Parent shall, and shall cause each Acquired Company to, (A) cease all use of the Trademarks that are Retained Assets (the “Liz Trademarks”) and (B) cease to hold themselves out as having any affiliation, either expressly or by implication, with the Sellers and their respective Subsidiaries, except as reasonably necessary to describe the historical relationship among the Acquired Companies and Seller Group; and (ii) Sellers shall, and shall cause each member of Seller Group to, (A) cease all use of the Trademarks that are Mexx Europe Assets or owned by the Acquired Companies (the “Mexx Trademarks”) and (B) cease to hold themselves out as having any affiliation, either expressly or by implication, with the Acquired Companies, except as reasonably necessary to describe the historical relationship among the Acquired Companies and Seller Group, or their then-current equity interest therein.

(b)        In furtherance of the foregoing, as soon as reasonably practicable, but in no event later than six months following the Closing: (i) Parent shall, and shall cause each Acquired Company to, remove, strike over or otherwise obliterate and cease use of all the Liz Trademarks from all of such Acquired Company’s assets and other materials, including as part of its legal name and on any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems (it being understood that this requirement shall not apply to the extent it is commercially impracticable to remove all uses of such Trademarks on Software and IT Systems existing as of the Closing);  and (ii) Sellers shall, and shall cause each member of Seller Group to, remove, strike over or otherwise obliterate and cease use of all the Mexx Trademarks from all of such member of Seller Group’s assets and other materials, including as part of its legal name and on any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems (it being understood that this requirement shall not apply to the extent it is commercially impracticable to remove all uses of such Trademarks on Software and IT Systems existing as of the Closing).

(c)        Any use by Parent, the Acquired Companies or their respective Subsidiaries of the Liz Trademarks, and any use by Sellers or any member of Seller Group of the Mexx Trademarks, during the phase-out periods provided in this Section 7.8 shall be subject to all quality control and related requirements and guidelines in effect for such Trademarks as of the Closing, a copy of which has been made available to Parent, consistent with past practice.

(d)        Except as otherwise specifically provided in this Agreement, including the limited transition period expressly afforded to Parent and Sellers in this Section 7.8:  (i)the right of Parent, the Acquired Companies and their respective Subsidiaries to use the Liz Trademarks, and the right of Sellers and any member of Seller Group to use the Mexx Trademarks, pursuant to any Contract between the Sellers and any of their respective Subsidiaries on the one hand, and Parent, the Acquired Companies and any of their respective Subsidiaries, on the other hand, shall terminate automatically as of the Closing; and (ii) (A) Parent, the Acquired Companies and their respective Subsidiaries shall not have any ownership or license rights in any of the Liz Trademarks after the Closing, and Parent shall not, and shall cause the Acquired Companies and their respective Subsidiaries not to, contest the validity or ownership of any of the Liz Trademarks, and (B) Sellers and the members of Seller Group shall not have any ownership or license rights in any of the Mexx Trademarks after the Closing, and Sellers shall not, and shall cause the members of Seller Group not to, contest the validity or ownership of any of the Mexx Trademarks.

Section 7.9       Communications; Notices.

(a)        After the Closing Date, the Sellers, on the one hand, and Parent, on the other hand, shall, and shall cause each of their respective Subsidiaries to deliver to the other Party all communications or notices received by any such Party or its Subsidiaries from any customer or any other Person relevant to any of the Acquired Companies

(including, with respect to Parent, the Acquired Companies) (if such other Party is Parent) or Retained Assets or Retained Liabilities (if such other Party is a Seller) as soon as reasonably practicable following receipt of the same.

(b)        If at any time or from time to time after the Closing Date, any of the Sellers and their respective Subsidiaries, on the one hand, or any of Parent and its Subsidiaries (including the Acquired Companies), on the other hand, receives any cash, checks or other property, including any insurance proceeds, which properly belongs to the other Party or its Subsidiaries (the “Post-Closing Collection Amounts”), (i) such Post-Closing Collection Amounts shall be received by the receiving Party as agent for and on behalf of the other, and (ii) the receiving Party shall promptly notify the other thereof and shall promptly remit all such receipts to the other as soon as practicable, and shall provide to the other information as to the nature, source and classification of such payment.

Section 7.10     Access to Information.  From and after the Closing, the Company, on the one hand, and Parent, on the other hand, shall each afford the other and its accountants, counsel and other designated Representatives reasonable access upon reasonable advance notice and duplicating rights during normal business hours to all records, agreements, documents, files, books, Contracts, instruments, computer data and other data and information in its possession relating to the business and affairs of the other or its Subsidiaries (including, with respect to Parent, the Acquired Companies), insofar as such access is reasonably required by the other Party, including for audit, accounting and litigation purposes.  Nothing herein shall require any Party or its respective Subsidiaries to disclose information to the extent such disclosure (i) may result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) may violate any applicable Law or any confidentiality obligation of such Party or its respective Subsidiaries.

Section 7.11     Retention of Records.  Except as otherwise required by Law, provided herein or agreed to in writing, from and after the Closing Date, each of Parent and the Company shall, and shall cause their respective Subsidiaries (including, with respect to Parent, the Acquired Companies) to, retain all information relating to the other Party’s business in accordance with the past practice of such Party.  Except as otherwise provided herein, either such Party and its Subsidiaries may destroy or otherwise dispose of any such information at any time; provided, that until the sixth anniversary of the Closing Date, no such Party shall destroy or permit any of its Subsidiaries to destroy any information without first notifying the other Party of the proposed destruction (specifying the information that is proposed to be destroyed) and giving the other Party a reasonable opportunity to take possession of such information prior to such destruction, at the expense of the Party taking possession.

Section 7.12     Privileged Matters.

(a)        The Parties recognize that legal and other professional services that have been and will be provided prior to the Closing (the “Pre-Closing Services”) have been and will be rendered for the collective benefit of the Sellers and their respective Subsidiaries, and that each of the Sellers and their respective Subsidiaries (other than the

Acquired Companies), on the one hand, and the Acquired Companies, on the other hand, should be deemed to be the client with respect to such Pre-Closing Services for the purposes of asserting all privileges which may be asserted under applicable Law, except that:

(i)       The Sellers shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the Liz Business, whether or not the privileged information is in the possession of or under the control of the Sellers or Parent and the Acquired Companies.  The Sellers shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information that relates solely to the subject matter of any claims constituting the Retained Liabilities, now pending or which may be asserted in the future, in any Legal Actions initiated against or by a Seller or its Subsidiaries (other than the Acquired Companies), whether or not the privileged information is in the possession of or under the control of the Sellers or Parent and the Acquired Companies.

(ii)      Parent and the Acquired Companies shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the Mexx Europe Business, whether or not the privileged information is in the possession of or under the control of the Sellers or Parent and the Acquired Companies.

(b)        The Parties agree that they shall have a shared privilege, with equal right to assert or waive, subject to the restrictions in this Section 7.12, with respect to all privileges pertaining to Pre-Closing Services not allocated pursuant to the terms of Section 7.12(a)(i) or (ii), including with respect to Group Legal Action.  All privileges relating to any claims, proceedings, litigation, disputes, or other matters which involve both the Sellers and the Buyers in respect of which the Parties retain any responsibility or Liability under this Agreement, shall be subject to a shared privilege among them.

(c)        No Party may waive any privilege which could be asserted under any applicable Law, and in which any other Party has a shared privilege, without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed or as provided in subsections (d) or (e) below.  Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after notice upon the other Party requesting such consent.  Each Party shall use its reasonable best efforts to preserve any privilege held by the other Party if that privilege is a shared privilege or has been allocated to the other Party pursuant to Section 7.12(a)(i) or (ii).

(d)        In the event of any Legal Action or dispute between or among the Buyers or any of their respective Subsidiaries (including after the Closing, the Acquired Companies), on the one hand, and the Sellers or any of their respective Subsidiaries, on the other hand, either such Party may waive a privilege in which the other Party or its Subsidiaries have a shared privilege, without obtaining the consent of the other Party; provided, that such waiver of a shared privilege shall be effective only as to the use of information with respect to the litigation or dispute between the relevant Parties and/or their applicable Subsidiaries, and shall not operate as a waiver of the shared privilege with respect to third parties.

(e)        Upon receipt by any Party or by any Subsidiary thereof of any subpoena, discovery, Order or any request, legal proceeding, investigation or legal action which calls for the production or disclosure of information subject to a shared privilege or as to which the other Party has the sole right hereunder to assert a privilege, or if any Party obtains knowledge that any of its or any of its Subsidiaries’ current or former directors, officers, agents or employees have received any subpoena, discovery, Order or any request, legal proceeding, investigation or legal action which calls for the production or disclosure of such privileged information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party a reasonable opportunity to review the information and to assert any rights it or they may have under this Section 7.12 or otherwise to prevent the production or disclosure of such privileged information.

(f)         The transfer of all information pursuant to this Agreement is made in reliance on the agreement of the Sellers and the Buyers as set forth in this Section 7.12, to maintain the confidentiality of privileged information and to assert and maintain all applicable privileges.  Nothing provided for herein or in any Ancillary Agreement shall be deemed a waiver of any privilege that has been or may be asserted under this Agreement, any Ancillary Agreement or otherwise.

Section 7.13     Ownership of Information; Confidentiality.

(a)        Any information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VII or Article VIII shall be deemed to remain the property of the providing Party, it being understood that any information owned by an Acquired Company shall remain the property of such Acquired Company.  Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(b)        From and after the Closing, except as otherwise permitted by this Agreement or with the prior written consent of the other Party, each of the Company and Parent shall, shall cause their respective Subsidiaries and Affiliates (including, with respect to Parent, the Acquired Companies) to, and shall use their reasonable best efforts to cause their respective Representatives to, hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or the rules of any stock exchange on which such Person’s securities are listed or sought to be listed, any information provided to a requesting Party pursuant to this Article VII or Article VIII (and, in the case of the Company, any information of the Acquired Companies), except (i) to the extent that such information can be shown to have been in the public domain through no fault of such Party or its Subsidiaries or Affiliates, (ii) to the extent that such information can be shown to have been later lawfully acquired by such Party after the Closing (in the case of Parent and its Subsidiaries and Affiliates, from sources other than those (A) related to their prior affiliation with the Sellers or their respective Subsidiaries and (B) the Transactions and the transactions contemplated by the Ancillary Agreements and the due diligence investigation undertaken in connection therewith), (iii) that such Party may disclose, or may permit disclosure of, such information to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such information for auditing and other non-commercial purposes and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, and (iv) that such Party may disclose, or may permit disclosure of, such information as required in connection with any legal or other proceeding by such Party against the Sellers (in the case of Parent and the Acquired Companies) or Parent and the Acquired Companies (in the case of the Sellers).  The obligation of each of the Company, Parent and their respective Subsidiaries and Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 7.14     Attorney-Client Privilege and Conflict Waiver.  Each of Paul, Weiss, Rifkind, Wharton & Garrison LLP; Baker & McKenzie Amsterdam N.V. and Stikeman Elliott LLP (“Sellers Counsel”) has represented the members of the Seller Group and the Acquired Companies in connection with the Transactions and the transactions contemplated by the Ancillary Agreements.  The Parties recognize the community of interest that exists and will continue to exist until the Closing, and the Parties agree and acknowledge that such community of interest should continue to be recognized after the Closing.  Specifically, the Parties agree that following the Closing (a) Parent shall not, and shall cause each Acquired Company not to, seek to have Sellers Counsel disqualified from representing any Seller or its Subsidiaries in any dispute (whether in contract or tort) that may arise between an Acquired Company formerly represented by Sellers Counsel, on the one hand, and the Sellers or any of their respective Subsidiaries, on the other hand, based upon, arising out of or related to this Agreement or any of the Transactions or the transactions contemplated by the Ancillary Agreements in whole or in part and (b) in connection with any dispute that may arise between an Acquired Company formerly represented by Sellers Counsel, on the one hand, and the Sellers or any of their respective Subsidiaries, on the other hand, subject to Section 7.12(d), Parent and its Subsidiaries (including for the avoidance of doubt, after the Closing, the Acquired Companies) shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between an Acquired Company formerly represented by Sellers Counsel or the Sellers and their respective Subsidiaries, on the one hand, and any Sellers Counsel, on the other hand, that occurred on or prior to the Closing.  The covenants contained in this Section 7.14 are intended to be for the benefit of, and shall be enforceable by, any Sellers Counsel and its legal representatives and shall not be deemed exclusive of any other rights to which Sellers Counsel is entitled, whether pursuant to Law, Contract or otherwise.

Section 7.15     Repayment of ABL Facility; Repayment of Liz Indebtedness.

(a)        Prior to the Closing Date, the Sellers shall obtain from the applicable agent(s) under the ABL Credit Agreement (the “ABL Agent”) and deliver to Parent a letter (the “European Termination Letter”) (i) specifying as of the Closing Date

(assuming no further extensions of credit pursuant to the ABL Credit Agreement and providing appropriate per diem adjustments in the event Closing is delayed) (A) the indebtedness outstanding under the European Sublimit (including, in each case, all principal, accrued interest, fees, expenses, penalties and premiums thereon through the Closing Date) in accordance with the provisions of the ABL Credit Agreement, and (B) all letters of credit outstanding under the European Sublimit (which are to be either returned and cancelled or cash collateralized in an amount equal to 103% of the outstanding face amount thereof in accordance with the provisions of the ABL Credit Agreement) (collectively, the “ABL European Obligations”), (ii) agreeing (A) to deliver or cause to be delivered immediately upon the satisfaction of the ABL European Obligations all assets of the Acquired Companies in the possession of the ABL Agent, any other administrative or collateral agent of the lenders under the ABL Credit Agreement or any of their respective sub-agents or designees, together with one or more termination and release letters (in the form attached thereto) that (1) effectively and irrevocably release the Liens on the Mexx Europe Shares and the assets of the Acquired Companies and (2) terminate the European Sublimit and terminate and release the obligations of the Acquired Companies with respect to the European Sublimit, the ABL Credit Agreement and all of the other “Loan Documents” as therein defined, which release letters shall be effective immediately upon the satisfaction of the ABL European Obligations, and (B) following the satisfaction of the ABL European Obligations, to deliver or cause to be delivered, such other instruments, documents and agreements, and to take or cause to be taken such further actions, as Parent may from time to time reasonably request to effect the full release of all Liens on the Mexx Europe Shares and the assets of the Acquired Companies granted to the lenders under the ABL Credit Agreement or any agent thereof, and (iii) that is otherwise in form and substance reasonably acceptable to the ABL Agent, Parent and the Lenders.  The release of Liens and release and termination of the obligations of the Acquired Companies under the European Sublimit, the ABL Credit Agreement and the other “Loan Documents” (as therein defined) as described in clauses (ii)(A)(1)and (ii)(A)(2) of this Section 7.15(a), shall be effected by means of execution of either (x) a global deed of release or (y) other appropriate release documentation, in either such case, that complies with the legal specifications and formalities required under the applicable Laws of each European jurisdiction in which each Acquired Company that is a debtor or guarantor under the European Sublimit is domiciled or in which the applicable collateral is located.

(b)        Immediately after the Closing, Parent shall cause the Surviving Company and the other Acquired Companies to use the funds obtained pursuant to any Debt Financing or otherwise provided by Parent or its Affiliates to satisfy the ABL European Obligations; provided, that in the event funds otherwise provided by Parent or its Affiliates are in the form of debt financing by Parent or its Affiliates, such debt financing shall have terms consistent with those set forth on the term sheet (the “Parent Bridge Financing Term Sheet”) attached as Exhibit F hereto.

(c)        Following the delivery by the ABL Agent to Parent of the Release Letter, until the earlier of its revocation and the Closing, the Sellers shall not, and shall cause any other members of the Seller Group not to, request any extension of credit or take (or permit to be taken) any other action that would result in an increase in the ABL European

Obligations (other than the accrual of per diem interest and fees in accordance with the terms of the European Termination Letter in the event the Closing is delayed).  The Sellers shall, and shall cause the other members of the Seller Group to, execute and deliver to Parent on the Closing Date and from time to time thereafter as Parent may reasonably request, such instruments, documents and agreements (including, without limitation, the European Termination Letter), and take (or cause to be taken) such further actions as Parent may reasonably request to effect or otherwise accommodate the release of Liens and termination of the obligations of the Acquired Companies and contemplated by Section 7.15(a).

(d)        Prior to the Closing Date, the Company (on behalf of the Sellers) shall deliver to Parent (i) a certificate signed by an executive officer of the Company to the effect that the ABL European Obligations are attributable solely to the Mexx Europe Business, and (ii) a certificate signed by an executive officer of the Company (the “Liz Obligations Certificate”) setting forth in reasonable detail the amount of the Liz Indebtedness as of the Fiscal Month End Date immediately prior to the Closing Date that has been incurred since the date of this Agreement, including all principal, accrued interest, fees, expenses, penalties and premiums thereon (the “Liz Obligations”).

(e)        Immediately after the Closing Date, Parent shall cause the Surviving Company and the other Acquired Companies to use the funds obtained pursuant to any Debt Financing or otherwise provided by Parent or its Affiliates (or shall elect to take the actions described in Section 2.4(i) hereof) to satisfy the Liz Obligations set forth on the Liz Obligations Certificate and, following the satisfaction of the amounts set forth thereon, there shall be no further Liz Obligations or other Indebtedness from the Acquired Companies or their Subsidiaries to Sellers or their Affiliates outstanding following Closing.

Section 7.16     [Reserved].

Section 7.17     Company Guarantees; Performance Assurance Instruments.

(a)        The Buyers shall, and shall cause their Affiliates (including, after the Closing, the Acquired Companies) to, use their reasonable best efforts to provide or procure replacement or substitute guarantee or indemnity obligations, surety bonds, letters of credit or other similar facilities or instruments in connection with (i) the surety bonds, letters of credit or other similar facilities or instruments under which such letters of credit were issued as set forth in Section 7.17 of the Sellers Disclosure Letter and any similar instruments supporting the obligations of the Acquired Companies issued after the date hereof with Parent’s prior written consent, so long as such consent is not unreasonably withheld, conditioned or delayed (the “Performance Assurance Instruments”) and (ii) the undertakings of the members of the Seller Group and their respective Affiliates under the guarantee agreements set forth in Section 7.17 of the Sellers Disclosure Letter and any similar instruments supporting the obligations of the Acquired Companies issued after the date hereof with Parent’s prior written consent, so long as such consent is not unreasonably withheld, conditioned or delayed (the “Company Guarantees”), in each case, to the extent reasonably practicable, to be effective at and after the Closing.  Without limiting the foregoing, the Buyers shall, and shall cause their Affiliates (including, after the Closing, the Acquired Companies) to, use their reasonable best efforts to obtain, at and after Closing, the irrevocable and unconditional release of each member of the Seller Group and its Affiliates (as applicable) from such Person’s payment, guarantee and indemnity obligations under the Performance Assurance Instruments and Company Guarantees.

(b)        To the extent any Performance Assurance Instrument or Company Guarantee continues after the Closing, (i) the Buyers shall, and shall cause the Acquired Companies to, use their reasonable best efforts to comply with the obligations guaranteed, secured, backstopped or otherwise supported by such Performance Assurance Instrument or Company Guarantee, (ii) the Buyers shall, and shall cause the Acquired Companies to, (A) in the case of a Performance Assurance Instrument, reimburse the Company (on behalf of the members of the Seller Group and their Affiliates) within 5 Business Days of written notice of any claim against, or requirement to provide cash in respect of, such Performance Assurance Instrument and (B) in the case of a Performance Assurance Instrument or Company Guarantee, otherwise indemnify and hold harmless the members of the Seller Group and their Affiliates from and against any claim against, or requirement to provide cash in respect of, such Performance Assurance Instrument or Company Guarantee (including any Damages incurred or suffered as a result of any direct claim against such Performance Assurance Instrument or Company Guarantee), subject to, in the case of any Company Guarantee, the compliance by the Company with Section 7.3(d) hereof as if such claim or requirement was a Third Party Claim thereunder, and (iii) the Buyers shall not, and shall cause the Acquired Companies not to, materially modify, renew, or extend the contractual terms of such Performance Assurance Instrument or Company Guarantee, or any Contract subject to or related to any such Performance Assurance Instrument or Company Guarantee, without either (A) securing the release, in form and substance reasonably satisfactory to the Company, of the applicable members of the Seller Group and their applicable Affiliates from any and all of their respective obligations under such Performance Assurance Instrument or Company Guarantee or (B) obtaining a binding acknowledgement in writing (in form and in substance reasonably satisfactory to the Company) from the beneficiary or counterparty under any such Performance Assurance Instrument or Company Guarantee, for the benefit of the applicable members of the Seller Group or the applicable Affiliate thereof, as the case may be, that such Performance Assurance Instrument or Company Guarantee will not cover any such modified, renewed, extended terms.

Section 7.18     Certain Contracts.  The Parties hereby agree and acknowledge that following the Closing Date, the Sellers and other applicable members of the Seller Group, on the one hand, and Parent and the Acquired Companies, on the other hand, may have a shared and common interest in the Contracts set forth in Section 7.18 of the Sellers Disclosure Letter and each Party hereby agrees to take, and Parent shall cause the Acquired Companies to take, such actions in respect of such Contracts as set forth in Section 7.18 of the Sellers Disclosure Letter.

ARTICLE VIII
EMPLOYEE MATTERS

Section 8.1       Compensation and Benefit Continuation.  On and after the Closing, with respect to each Mexx Europe Service Provider who is an employee of an Acquired Company immediately prior to the Closing (each, a “Transferred Employee”), the Buyers shall honor all of the terms and conditions of employment that were in effect for each such Transferred Employee immediately prior to the Closing, in all cases, to the fullest extent, and for no less than the minimum period, required pursuant to applicable local Law.

Section 8.2       Employee Benefits.  Without in any way limiting the provisions of Section 8.1, if, after the Closing, the Acquired Company or any of its Affiliates sponsors any new health coverage, insurance and other welfare benefit arrangements that are supplemental to the arrangements in place immediately prior to the Closing or that operate as a substitute for such arrangements (the “Buyer Welfare Plans”), each Transferred Employee shall be eligible for participation in such Buyer Welfare Plans at such Transferred Employee’s election.

Section 8.3       Vacation Policy.  Without in any way limiting the foregoing provisions of this Article VIII the Buyers shall cause the Acquired Companies to continue the vacation policies applicable to the Transferred Employees immediately prior to the Closing, and accordingly each Transferred Employee’s right to the number of vacation days accrued and unused by such Transferred Employee as of immediately prior to the Closing shall not be affected by the Transactions.  Without in any way limiting the other terms of this Article VIII, the Buyers shall cause the Acquired Companies to recognize service of each Transferred Employee with the Acquired Companies for purposes of determining entitlement to vacation following the Closing Date under the applicable vacation policy of the Acquired Companies.

Section 8.4       Recognition of Service.  Without in any way limiting the foregoing provisions of this Article VIII, the Buyers shall take all necessary action to cause each Transferred Employee’s service with the applicable Acquired Company and its Affiliates or any predecessor companies to be recognized for all purposes under each Buyer Welfare Plan or retirement plan maintained by such Acquired Company or any Affiliate of such Acquired Company in which Transferred Employees become eligible to participate upon or after the Closing, as if such service were rendered to such Acquired Company or any of its Affiliates.

Section 8.5       Bonuses and Commissions. The Buyers shall cause the relevant Acquired Company to honor all bonus and commissions arrangements in effect on the Closing Date, as required pursuant to applicable Law, provided such arrangements were disclosed to Buyer in Section 4.13 of the Seller Disclosure Letter.  Notwithstanding anything in this Article VIII to the contrary, the Sellers shall be solely responsible for, and shall satisfy any obligations under, any arrangement pursuant to which any Transferred Employee has any right to a change of control bonus, retention bonus, transaction bonus or similar “single trigger” payment as a result of the Transactions (it being understood and agreed that the Sellers shall not be responsible for any payment which is conditioned upon the occurrence of any one or more events other than the closing of the Transactions).  Seller shall not, and shall cause its Affiliates not to, enter into any arrangement pursuant to which any Transferred Employee has any right to receive a change of control bonus, retention bonus, transaction bonus or similar payment that contains a “double trigger” payment as a result of the Transactions (it being understood and agreed that the Sellers and their Affiliates shall not enter into any such arrangement that provides for any payment which is conditioned upon the occurrence of any one or more events other than the Closing of the Transactions).

Section 8.6       No Right to Compensation.  Without in any way limiting the other terms of this Article VIII, the Parties acknowledge and agree that no provision of this Agreement shall be construed to (i) create any right to any compensation or benefits whatsoever on the part of any Transferred Employee, Mexx Europe Service Provider or other future, present or former employee of the Company, the Buyers, the Sellers or any of their respective Subsidiaries or Affiliates; (ii) guarantee employment for any period of time or preclude the ability of the Company, the Buyers, the Sellers or any of their respective Subsidiaries or Affiliates, to legally terminate any Transferred Employee, Mexx Europe Service Provider, employee or independent contractor for any reason at any time; or (iii) constitute an amendment to any Mexx Europe Benefit Plan or other employee benefit or compensation plans or arrangements.  Nothing in this Section 8.6 or elsewhere in this Agreement shall be deemed to make any employee, former employee, independent contractor, Transferred Employee or Mexx Europe Service Provider (or any beneficiary or dependent thereof) a third-party beneficiary of this Article VIII or this Agreement or any rights relating hereto.

Section 8.7       Actions by the Buyers and the Sellers.  Any action required to be taken by the Buyers under this Article VIII may be taken by the Buyers and their respective Subsidiaries, and any actions required to be taken by the Sellers under this Article VIII may be taken by the Sellers and their respective Subsidiaries.

Section 8.8       Non-Solicitation.

(a)        The Parties shall not, and the Parties shall cause each of their respective Subsidiaries not to, for a period of 24 months following the Closing, without the prior written consent of the other Party, either directly or indirectly, on their own behalf or in the service or on behalf of others, solicit, aid, induce or encourage any individual who (in the case of the Sellers) is an employee of the Buyers or the Acquired Companies, or who (in the case of the Buyers) is a management level employee of a Seller or any of its Subsidiaries to whom Parent was introduced in connection with the Transactions as of the date of this Agreement, to leave his or her employment; provided, however, that nothing under this Section 8.8 shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of the Buyers or the Acquired Companies (in the case of the Sellers) or a Seller or any of its Subsidiaries (other than the Acquired Companies) (in the case of the Buyers); provided, further, that the applicable Party has not encouraged or advised such firm to approach any such employee.

(b)        Sellers shall not, and shall cause their Affiliates not to, for a period of 24 months following the Closing Date, hire any Mexx Europe Service Provider listed in Section 8.8 of the Parent Disclosure Letter.

ARTICLE IX
CONDITIONS

Section 9.1       Conditions to Each Party’s Obligation.  The respective obligation of each Party to effect the Transactions is subject to and conditioned on the substantially concurrent (but immediately preceding) closing of the transactions contemplated by the Asset Purchase Agreement and the satisfaction or waiver by both the Company and Parent on or before the Closing Date of each of the following conditions:

(a)        Competition.  The approvals of the applicable Governmental Authorities set forth in Section 9.1(a) of the Sellers Disclosure Letter shall have been obtained.

(b)        No Orders.  No court in the United States of America, Canada or Europe shall have issued any Order that enjoins or otherwise prohibits consummation of the Transactions.

(c)        Merger.  The confirmation from the Dutch Trade Register confirming that the Merger Documents have been filed for one month and a statement of non-objection from the Dutch court(s) confirming that no creditors of EuCo and NewCo have objected against the Merger shall have been obtained and the Merger Deed shall have been executed by EuCo and NewCo.

(d)        European Termination Letter.  The Parties shall have received the European Termination Letter.

Section 9.2       Conditions to Obligations of the Buyers.  The obligations of each of the Buyers to effect the Transactions are also subject to the satisfaction or waiver by Parent (on behalf of the Buyers) on or before the Closing Date of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of the Company set forth (1) in Section 4.7 of this Agreement (subject to the Pre-Closing Restructuring to the extent conducted in accordance with this Agreement) shall be true and correct in all respects (other than de minimis inaccuracies with respect to Subsidiaries of the Surviving Company) as of the Closing Date and (2) elsewhere in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained in them, at and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless, in the case of this clause (2), the failure or failures of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect.

(b)        Performance of Obligations.  The Sellers shall have performed in all material respects all obligations required to be performed by them on or before the Closing Date under this Agreement.

(c)        Officer’s Certificate.  At the Closing, Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 9.2(a) and Section 9.2(b).

(d)        Ancillary Agreements.  At the Closing, the Sellers shall have executed and delivered to the Buyers all Ancillary Agreements to which the Sellers, either individually or collectively, are required to be a party.

Section 9.3       Conditions to Obligations of the Sellers.  The obligation of each of the Sellers to effect the Transactions is also subject to the satisfaction or waiver by the Company (on behalf of the Sellers) on or before the Closing Date of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not have a Parent Material Adverse Effect.

(b)        Performance of Obligations.  The Buyers shall have performed in all material respects all obligations required to be performed by them on or before the Closing Date under this Agreement.

(c)        Officer’s Certificate.  At the Closing, the Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 9.3(a) and Section 9.3(b).

(d)        Indebtedness.  The Buyers shall have irrevocably confirmed in writing at the Closing that, immediately following the Closing, they will cause the ABL European Obligations to be satisfied.

(e)        Capital Contribution.  Written evidence that immediately prior to the Closing, but after the closing of the transactions contemplated by the Asset Purchase Agreement, EuCo shall have receive a capital contribution of an amount in cash in Euros (EUR €) equal to US$25,000,000 in the aggregate, at the Exchange Rate calculated for the date of such contribution, from Parent.

(f)         Ancillary Agreements.  At the Closing, the Buyers shall have executed and delivered to the Sellers all Ancillary Agreements to which the Buyers, either individually or collectively, are required to be a party.

Section 9.4       Frustration of Closing Conditions.  Neither the Sellers, on the one hand, nor any of the Buyers, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 9.1, Section 9.2 and Section 9.3, as the case may be, to be satisfied if such failure was materially contributed to by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 6.4, Section 6.7, Section 6.8 and Section 6.11.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

Section 10.1     Termination by Mutual Consent.  This Agreement may be terminated at any time before the Closing Date by mutual written consent of Parent (on behalf of the Buyers) and the Company (on behalf of the Sellers).

Section 10.2     Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent (on behalf of the Buyers) or the Company (on behalf of the Sellers) at any time before the Closing Date:

(a)        if the Transactions have not been consummated by March 1, 2012 (the “Termination Date”); provided, that if the condition set forth in Section 9.1(a) or Section 9.1(b) has not been satisfied and all other conditions in Article IX are satisfied or are capable of being satisfied by such date, then either Party may elect, by notice to the other Party, to extend the Termination Date by one month.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 10.2(a) shall not be available to (i) any Party whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure to consummate the Transactions by such date; and (ii) Parent, if the Transactions have not been consummated by such date as a result of the failure of Parent or EuCo to arrange the Financing; or

(b)        if any Order of any court in the United States of America, Canada or Europe permanently enjoins or otherwise prohibits consummation of the Transactions, and such Order has become final and nonappealable.

Section 10.3     Termination by Parent.  This Agreement may be terminated by Parent at any time before the Closing Date if the Sellers breach any of their representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 9.2(a) or Section 9.2(b) and (ii) has not been cured by the applicable Seller within twenty Business Days after the Company’s receipt of written notice of such breach from Parent (on behalf of the Buyers), but only so long as none of the Buyers are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 9.3(a) or Section 9.3(b).

Section 10.4     Termination by the Company.  This Agreement may be terminated by the Company at any time before the Closing Date if the Buyers breach any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 9.3(a) or Section 9.3(b); and (ii) has not been cured by the applicable Buyer within twenty Business Days after Parent’s receipt of written notice of such breach from the Company (on behalf of the Sellers), but only so long as none of the Sellers are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 9.2(a) or Section 9.2(b).

Section 10.5     Automatic Termination.  This Agreement shall terminate automatically and without further action by any of the Parties immediately upon the valid termination of the Asset Purchase Agreement in accordance with its terms.

Section 10.6     Effect of Termination.  If this Agreement is terminated pursuant to this Article X, except as set forth in this Section 10.6, it shall become void and of no further force and effect, with no liability on the part of any Party (or any stockholder or Representative of such Party), except if such termination results from the (a) willful failure of any Party to perform its covenants, obligations or agreements contained in this Agreement, (b) failure of any Party to consummate the Transactions at the Closing when required or (c) the knowing and intentional material breach by any Party of its representations or warranties contained in this Agreement.  The provisions of Section 6.5(c), Section 6.10, the last sentence of Section 6.11(b)(ii), this Section 10.6, Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI
MISCELLANEOUS

Section 11.1     Interpretation.  Unless the express context otherwise requires:

(a)        the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)        terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)        the terms “EUR,” “Euros” and “€” mean Euro, the lawful currency of certain participating member states of the European Union;

(d)        the terms “USD,” “U.S. dollars” and “$” mean U.S. Dollars, the lawful currency of the United States of America;

(e)        references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(f)         wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)        references herein to any gender shall include each other gender;

(h)        references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 11.1 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i)         references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j)         with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding;”

(k)        the word “or” shall be disjunctive but not exclusive;

(l)         references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(m)       references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(n)        the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(o)        references to “made available” shall mean that such documents or information referenced shall have been contained in the electronic data room for Project Malibu2011 maintained by Merrill Corporation to which Parent and its counsel had access (the “VDR”) at least one Business Day prior to the date of this Agreement, or have otherwise been delivered or provided in writing or electronically by email to the applicable Person or its Representatives prior to the execution of this Agreement;

(p)        if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(q)        references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of the date of the execution and delivery of this Agreement.”

Section 11.2     Authorization of Seller Representative.

(a)        Each Seller, by its execution of this Agreement, hereby appoints, authorizes and empowers the Company, with full power of substitution and resubstitution, to act as its representative (the “Seller Representative”), for the benefit of the Sellers, and as the exclusive agent and attorney-in-fact to act on behalf of the Sellers, in connection with and to facilitate the consummation of the Transactions, which shall include the power and authority to:

(i)       execute and deliver the Ancillary Agreements (with such modifications or changes therein as to which the Seller Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications to this Agreement and the Ancillary Agreements as the Seller Representative, in its sole discretion, deems necessary or desirable;

(ii)      execute and deliver such waivers and consents in connection with this Agreement and the Ancillary Agreements and the consummation of the Transactions as the Seller Representative, in its sole discretion, deems necessary or desirable;

(iii)     collect and receive all moneys and other proceeds and property payable to the Seller Representative pursuant to this Agreement as described herein or otherwise payable to the Seller Representative pursuant to this Agreement, and, subject to any applicable withholding retention laws, and net of any out-of-pocket expenses incurred by the Seller Representative, the Seller Representative shall disburse, deliver and pay the same, no later than three Business Days from the date of receipt of such moneys, proceeds and/or property by the Seller Representative, to the Sellers;

(iv)     enforce and protect the rights and interests of the Sellers and to enforce and protect the rights and interests of the Sellers as the Seller Representative arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein, and to take any and all actions which the Seller Representative believes are necessary or appropriate under this Agreement for and on behalf of the Sellers, including, without limitation, asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against the Buyers, defending any Damages or Claims by the Buyer Indemnitees, consenting to, compromising or settling any such Claims, conducting negotiations with the Buyers and their respective Representatives regarding such Claims, and, in connection therewith, to (A) assert or institute any Claim, (B) investigate, defend, contest or litigate any Claim initiated by the Buyers or any other Person, or by any federal, state or local Governmental Authority against the Seller Representative and/or any of the Sellers, and receive process on behalf of any or all Sellers in any such Claim and compromise or settle on such terms as the Seller Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to any such Claim, (C) file any proofs of debt, claims and petitions as the Seller Representative may deem advisable or necessary and (D) file and prosecute appeals from any decision, judgment or award rendered in any such Claim, it being understood that the Seller Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(v)      refrain from enforcing any right of any of the Sellers and/or the Seller Representative arising out of or under or in any manner relating to this Agreement, or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Seller Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Seller Representative or by such Sellers unless such waiver is in writing signed by the waiving Sellers or by the Seller Representative; and

(vi)     make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, unit powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Seller Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Transactions or the transactions contemplated by the Ancillary Agreements and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith.

(b)        The Seller Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder.

(c)        The Buyers shall have the right to rely upon all actions taken or omitted to be taken by the Seller Representative pursuant to this Agreement and the Ancillary Agreements, all of which actions or omissions shall be legally binding upon the Sellers.

(d)        The grant of authority provided for herein is coupled with an interest and shall be irrevocable and survive the bankruptcy or liquidation of any Seller and shall survive the Closing.

Section 11.3     Governing Law.  This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy (whether in contract or tort) arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement (including any cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement), shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to conflict of law principles thereof that would result in the application of the Laws of another jurisdiction.

Section 11.4     Submission to Jurisdiction; Service.  Each Party (on behalf of itself and its Affiliates) (a) irrevocably and unconditionally submits to the personal jurisdiction of the state and federal courts located in New York, New York, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the state or federal courts located in New York, New York (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not (and will not permit any of its Affiliates to) bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Notwithstanding the foregoing, nothing herein shall prevent or limit any Party from seeking to enforce any judgment of the Chosen Courts in any court of competent jurisdiction. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 11.5     WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

Section 11.6     Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to the Sellers, to:

Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018
Attention:  Nicholas Rubino, Senior VP & General Counsel
Facsimile:  (201) 295-6118
Email:nick_rubino@liz.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie Amsterdam N.V.
Claude Debussylaan 54
P.O. Box 2720, 1000 CS
Amsterdam, the Netherlands
Attention: Maurits J. Tausk, Esq.
Facsimile: +31 20 551 7408
Email: Maurits.Tausk@bakermckenzie.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:  Robert B. Schumer, Esq.

 Justin G. Hamill, Esq.

Facsimile:  (212) 757-3990
Email:  rschumer@paulweiss.com

jhamill@paulweiss.com

and

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Attention: Rocco M. Delfino, Esq.
Facsimile: (416) 947-0866
Email:  rdelfino@stikeman.com

If to the Buyers, to:

c/o The Gores Group
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA  90024
Attention:  General Counsel
Facsimile:  (310) 443-2149
Email:  ehattler@gores.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
Attention:  William J. Curtin, III, Esq.

 Alexander B. Johnson, Esq.

Facsimile:  (212) 918-3100
Email:  william.curtin@hoganlovells.com

alex.johnson@hoganlovells.com

and

Hogan Lovells International LLP
Keizersgracht 555
1017 DR Amsterdam, the Netherlands
Attention:  Johannes Buntjer, Esq.
Facsimile:  + 31 20 553 3777
Email:  johannes.buntjer@hoganlovells.com

and

Goodmans LLP
Bay Adelaide Centre
333 Bay Street 3400
Toronto, ON  M5H 2S7
Attention:  Lawrence Chernin, Esq.
Facsimile:  (416) 979-1234
Email:  lchernin@goodmans.ca

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or email, on the day on which such facsimile or email was sent (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 11.7     Amendment.  This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 11.8     Extension; Waiver.  At any time before the Closing, Parent (on behalf of the Buyers), on the one hand, and the Company (on behalf of the Sellers), on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 11.9     Entire Agreement.  This Agreement (including the exhibits and schedules hereto), the Sellers Disclosure Letter, the Parent Disclosure Letter, the Ancillary Agreements, and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the Parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the Parties.  The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.  Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; the Parties specifically acknowledge that no Party has any special relationship with another party that would justify any expectation beyond that of ordinary parties in an arm’s-length transaction.

Section 11.10   No Third-Party Beneficiaries.  Except for the provisions of the last sentence of Section 6.11(b)(ii) and Section 7.3, Section 7.5, Section 7.6, each of which shall be for the benefit of the Persons identified therein, the Parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 11.11   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 11.12   Rules of Construction.  The Parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 11.13   Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns.  No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other Parties, which any such party may withhold in its absolute discretion, except that Parent may assign all or any portion of its rights, but not any of its obligations, hereunder without such consent of the other Parties to any bona fide unaffiliated third party lender providing financing to Parent or any of its Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of such Parent hereunder, so long as, in each case, such assignment does not and would not be reasonably expected to materially impair or delay the consummation of the Transactions.  Any purported assignment without such prior written consents shall be void.

Section 11.14   Specific Performance.  The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the Parties hereby further acknowledge and agree that prior to the Closing, the Sellers shall be entitled to specific performance (a) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 6.11 by the Buyers, and (b) if the Buyers fail to complete the Closing if and when required to complete the Closing pursuant to Section 3.1, to cause Parent and/or EuCo to enforce the Equity Commitment Letter and to cause the Transactions to be consummated, including to effect the Closing in accordance with Section 3.1, on the terms and subject to the conditions in this Agreement.  Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement on the basis that (i) the other party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 11.15   Exhibits and Schedules.  All exhibits, disclosure letters and other documents expressly incorporated into this Agreement are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in any Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 11.16   Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.  This Agreement shall become effective when, and only when, each Party shall have received a counterpart signed by all of the other Parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

BUYERS:

GORES MALIBU HOLDINGS
(LUXEMBOURG) S.À R.L.

By:	/s/ Jean-Philippe Mersey
	Name:	Jean-Philippe Mersey
	Title:	Manager B

By:	/s/ Steven G. Eisner
	Name:	Steven G. Eisner
	Title:	Manager A

EUCO B.V.

By:	/s/ M.W. Winter
	Name:	M.W. Winter
	Title:	Proxyholder

By:	/s/ S.V.C. Roell
	Name:	S.V.C. Roell
	Title:	Proxyholder

SELLERS:

LIZ CLAIBORNE, INC.

By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Executive Vice President and
Chief Financial Officer

LIZ CLAIBORNE FOREIGN HOLDINGS, INC.

By:	/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Executive Vice President and Chief
Financial Officer